SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Only the BCE Inc. Management's Discussion and Analysis for the quarter ended March 31, 2004 and the BCE Inc. unaudited interim consolidated financial statements for the quarter ended March 31, 2004, included on pages 2 to 31 and 32 to 38, respectively, of the BCE Inc. 2004 First Quarter Shareholder Report filed with this Form 6-K, and the document entitled "Reconciliation of Canadian Generally Accepted Accounting Principles ("GAAP") to United States GAAP" filed with this Form 6-K as Appendix A, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-10 (Registration No. 333-97069), Form F-3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

(All figures are in Cdn$, unless otherwise indicated)

BELL CANADA ENTERPRISES REPORTS FIRST QUARTER RESULTS

•	Wireless net activations: 92,000
•	DSL net activations: 115,000
•	Video net activations : 16,000
•	Net debt down by $430 million

Montréal (Québec), May 5, 2004 — For the first quarter of 2004, BCE Inc. (TSX, NYSE: BCE) reported revenue of $4.70 billion, up 0.4% and EBITDA(1) of $1.85 billion, up 4.1% when compared to the same period last year. Operating income increased by 3.8% to reach $1.0 billion and earnings per share were $0.51, an increase of $0.01. Not including the foreign exchange gain recorded in the first quarter, 2003, EPS increased by $0.04 or 8.5%. During the first quarter, BCE generated free cash flow(2) of $234 million, up 11%.

“We are pleased with the solid progress the company has made in the first quarter,” said Michael Sabia, President and CEO of Bell Canada Enterprises. “We had an outstanding performance in our Wireless business with strong revenue and subscriber growth in both our Business and Consumer groups. Our DSL and video gains were also solid and we’re beginning to see positive signs of improvement from the initiatives we have taken to bolster the performance of our Small and Medium Business (SMB) and Enterprise groups.”

Wireless
Our Wireless business reported 92,000 new customers, a 31% increase in the net activations compared to the same period last year. It successfully lowered its post-paid churn to 1.1%, an improvement of 0.2 percentage points, through customer care initiatives and sustained marketing efforts. As a result, the total wireless subscriber base increased 13.5% compared to the first quarter, 2003, driving an increase of 18% in wireless revenues. Increases in usage, wireless long distance and data services also contributed to the revenue growth.

DSL
Bell increased its Sympatico DSL High-Speed Internet subscriber base by 32% compared to the first quarter, 2003 to reach 1.6 million subscribers. This drove higher Internet revenues of 18%. Net DSL additions of 115,000 in this quarter represent the strongest quarterly increase since 2001. The subscriptions to value-added services, such as Desktop Anti-Virus and Desktop Firewall, were up by more than 200%.

A Focus on Profitability
With a sustained focus on productivity measures, which included more profitable contracts in our Enterprise and Wholesale groups, EBITDA grew by 4.1%. EBITDA margin improved 1.4 percentage points over the same period last year to 39.3%. This on-going financial discipline across our businesses yielded an 11% free cash flow increase and a $430 million net debt reduction.

“These are critically important accomplishments as we continue our drive for profitable growth,” Mr. Sabia said. “A continued steady focus on the fundamentals – innovation, simplicity, efficiency and financial discipline – is our key to success in an IP world.”

Continued Strong Performance in Consumer Segment
Bell’s consumer segment revenues increased to $1.8 billion, a jump of 5.6% over the same period last year, due to growth in Wireless, DSL and Video. Video subscribers increased by 16,000 and revenues were up 17%. Bell doubled the speed of its high-speed service for 75% of its customers to three megabits per second – at no cost to them. And the company extended the availability of its high-speed service to 80% of customers in Quebec and Ontario and to 66% of Atlantic Canadians.

Bell will soon launch a new generation Sympatico portal with Microsoft. The new portal will focus on simplicity and add value for customers by offering enhanced home page customization, advanced messaging, superior security and exclusive portal content. The portal, combined with Bell’s new Wireless Home Networking service, will give Bell customers access to unique content anywhere, anytime.

“High speed Internet is our conduit into the broadband home and the pipeline our customers will use to access the world of Internet Protocol services,” said Mr. Sabia. “For those two reasons it’s critical for Bell to lead in this area. We are using our Sympatico portal to draw in even more high-speed subscribers by turning it into a one-stop shop for all their on-line needs.”

Customers enjoying the benefits of the Bundle from Bell reached 130,000. Over 40% of the nearly 70,000 new customers in the first quarter have signed up for at least one new service.

Improved Results in Business Segment
Business segment revenues grew 1.1% to reach $1.4 billion. This was largely due to higher wireless revenues, IP services revenues, terminal equipment sales and teleconferencing growth. Partially offsetting these increases were lower data and long distance revenues. Data revenues were also affected by the anticipated decrease in revenues from Bell West’s SuperNet contract in Alberta, which is in its last year. Overall, however, there was strengthening in the Business segment results compared to previous quarters.

Changes in Bell’s SMB group are simplifying operations and shortening turnaround times. For example, we have shortened provisioning times for business high-speed Internet service and the installation of Private Branch Exchange (PBX) telephone systems. This means the customer is up and running far sooner than before. For us, it means an earlier start to the revenue flow.

Bell’s large Enterprise customer group is leading the charge in the company’s transformation to an IP-based communications company. IP based revenues grew by 35% in the quarter and 30% of data revenues are now on the IP platform.

“The early adoption of our IP solutions by our major business customers is central to the successful migration of all our customers onto our IP platform,” said Mr. Sabia. “IP migration plans for most of the customers in the Enterprise group are being developed to ensure this momentum continues.”

HIGHLIGHTS
(Q1 2004 vs. Q1 2003, unless otherwise indicated)

Revenues by segment(3)
Effective January 1, 2004, BCE began to report its results under five segments: Consumer, Business, Aliant, Other Bell Canada, which consists of all of Bell Canada’s other businesses, and Other BCE, which consists of BCE’s other businesses, which include Bell Globemedia, BCE Emergis, Telesat and CGI. These segments reflect the operational structure of BCE, which was realigned on June 1, 2003 to focus on the various markets in which the company operates.

(Cdn$ millions)

First quarter
For the period ended March 31	2004	2003

Revenue
Consumer(4)	1,825	1,729
Business(5)	1,435	1,419
Aliant(6)	504	501
Other Bell Canada(7)	474	552
Inter-segment eliminations	(132)	(118)

Total Bell Canada revenue	4,106	4,083

Other BCE(8)	727	722
Inter-segment eliminations	(136)	(129)

Total BCE revenue	4,697	4,676

Consumer

•	The key growth areas (Wireless, DSL High-Speed Internet and Video services) drove the 5.6% increase in Consumer revenues.
•	Increased subscribers contributed to the growth in consumer wireless and video revenues.
•	Data revenue growth was driven by an increase in the consumer High Speed Internet customer base.
•	Subscriptions to Sympatico’s value-added services, such as Desktop Anti-Virus and Desktop Firewall, increased by 60,000 to reach 347,000 by the end of the quarter.
•	Long distance revenues declined mainly as a result of lower volume in conversation minutes.

Business

•	Business revenues increased by 1.1%. Higher wireless, IP based revenues, equipment sales and teleconferencing revenues more than offset lower data and long distance revenues.
•	Business wireless revenues were driven by subscriber growth.
•	Data revenues declined due to the market weakness in this sector and the anticipated lower revenues from the SuperNet project in Alberta, which is in its last year.
•	Long distance revenues declined reflecting continued pressure on pricing and a slight decline in the volume of conversation minutes.

Aliant

•	Aliant segment revenues increased $3 million or 0.6%.
•	Aliant’s wireless revenues grew 18%, driven by a 10% increase in wireless customers and higher ARPU.
•	Aliant’s data revenues were up due mainly to increased high-speed Internet subscribers.
•	Long distance revenues declined due to competitive pressures.

Other Bell Canada

•	Other Bell Canada revenues decreased by $78 million or 14%, as a result of lower long distance and data revenues in Bell’s Wholesale business.
•	Wholesale long distance revenues were affected by competitive pricing pressures and the exit in 2003 from certain low margin contracts and promotional offers for international switched minutes.
•	The Wholesale data revenue decrease reflected the continued softness in underlying demand from wholesale customers and competitive pricing pressures.

Other BCE

•	Revenues from BCE’s other businesses increased by 0.7%, mainly as a result of Bell Globemedia and Telesat.
•	Bell Globemedia’s revenues were up 2.1% mainly as a result of a 10% increase in television advertising revenues and a 4% increase in print advertising revenues.
•	Telesat’s revenues increased by 6.3% as a result of higher satellite services and international consulting revenues.
•	BCE Emergis revenues decreased 11% due to lower inter-company revenue with Bell Canada and from planned reductions in non-core revenues.

Revenues and key metrics by product line
Bell Canada’s consolidated revenues and key metrics by product line is provided below for further insight into management’s view of the financial results of the company.

(Cdn$ millions)

First quarter
For the period ended March 31	2004	2003

Revenue
Local and access	1,379	1,386
Long distance	606	686
Wireless	651	551
Data	892	920
Video	207	177
Terminal sales & other	371	363

Total Bell Canada revenue	4,106	4,083

Wireline (local and access and long-distance)

•	Residential and business local access lines declined by 1.0% and primarily reflected losses to competition. Local and access revenues were 0.5% lower compared to the first quarter of 2003.
•	Long distance revenues decreased by 12% due to continued competitive pressures.

Wireless

•	Wireless revenues were up 18% due to strong growth in subscribers and increases in usage and long distance and data services.
•	The cellular and PCS subscriber base increased by 13.5% or 536,000 compared to the first quarter of 2003 to reach 4,504,000 at March 31.
•	Cellular and PCS net additions totaled 92,000 in the first quarter.
•	The more profitable wireless postpaid net additions were at 69,000 or 75% of the total net activations. Postpaid customers totaled 3,422,000 as at March 31.
•	Total postpaid wireless churn was at 1.1%, down from 1.3% last year, and continued to reflect our priority on customer service. Blended churn was industry-leading at 1.3%, down from 1.4% last year.
•	Virgin Mobile and Bell Mobility have team-up to offer next generation wireless services to younger Canadian consumers. This new service will be rolled-out later this year.

Data

•	Data revenues decreased by 3.0%. Competitive pricing and volume pressures were partially offset by the 18% increase in revenues from Sympatico High-Speed Internet.
•	Data revenues were also negatively impacted by the anticipated decreased revenues from Bell West’s build-out of the SuperNet in Alberta, which is in its last year.
•	High-Speed Internet (DSL) subscribers increased by 115,000 in the quarter to reach 1,597,000 by March 31, an increase of 32% compared to last year.
•	High-Speed and dial-up Internet subscribers reached 2,433,000 as at March 31.

Video Services

•	A 6.5% increase in the subscriber base compared to the first quarter of 2003 and higher pricing contributed to a 17% improvement in revenues.
•	Net additions were 16,000 in the quarter. Total subscribers reached 1,403,000 as at March 31.

EBITDA

•
Total BCE EBITDA increased by 4.1% to $1.85 billion largely as a result of the improved profitability in the Consumer, Business and Aliant segments and because of cost control initiatives throughout the company.

•	As a percentage of revenues (EBITDA margin), BCE’s EBITDA was at 39.3% compared to 37.9% for the same period last year, a 1.4% percentage points increase.
•
Bell’s EBITDA margin was at 42.7% in the first quarter of 2003 compared to 41.5% for the same period last year. There was notable margin improvement in the Consumer and Business segments, through the continued focus on productivity and a greater emphasis on more profitable contracts within the wholesale market.

Operating income and EPS

(Cdn$ millions, except per share amounts)

First quarter
For the period ended March 31	2004	2003

Operating Income
Consumer	526	493
Business	241	190
Aliant	82	81
Other Bell Canada	111	162

Total Bell Canada Operating Income	960	926
Other BCE	46	43

Total BCE Operating Income	1,006	969

Other Income	34	51
Interest Expense	(248)	(278)
Income Taxes	(269)	(240)
Non-controlling interest	(44)	(38)
Discontinued operations	9	9
Dividends on preferred shares	(18)	(15)
Premium on redemption of preferred shares	–	(7)

Net earnings applicable to common shares	470	451

Net earnings per common share	0.51	0.50

•
Operating income increased by 3.8% mainly as a result of the increase in revenues and productivity gains. Operating income was negatively affected by higher amortization expenses and net benefit plans cost.

•
Operating income for the Consumer segment grew 6.7%. The increase in revenues combined with lower settlement expenses and increased productivity more than offset a higher amortization expense and net benefit plans cost.

•
Operating Income for the Business segment increased by 27% due to the increase in revenues combined with lower operating expenses from increased productivity and the exit from non-profitable contracts within the Enterprise market. There was a higher net benefits plans cost.

•	Operating Income at Aliant remained relatively flat.
•	Operating Income for the Other Bell Canada segment decreased by 31.5% as a result of lower demand and re-pricing impacts in the more competitive wholesale environment.
•
Earnings per share increased by $0.01. Increased operating income and lower interest expense due to lower average debt levels compared to 2003 were partly offset by higher foreign exchange gains realized in 2003. Not including these gains, EPS increased by $0.04.

Capital Efficiency/Cash Flow

•	BCE’s first quarter 2004 capital expenditures as a percentage of revenues (CAPEX intensity) were 14.6%, compared to the 12.7% reported last year.
•
Bell’s CAPEX intensity for the first quarter was 14.4%, compared to 13.1% in the first quarter of 2003. The higher spending mainly related to Bell’s DSL footprint expansion and infrastructure that improved productivity.

•	For the first quarter, cash from operating activities of $1.2 billion increased by $86 million compared to last year.
•
Free cash flow (after dividend payments, capital expenditures and other investing activities) of $234 million for the first quarter of 2004 improved by 11% from the $211 million reported for the same period last year. This resulted from increased cash from operations and insurance proceeds received by Telesat.

•
Overall net debt levels were reduced by $430 million since the beginning of the year. BCE’s net debt to capitalization ratio improved to 42.7% at March 31, 2004 from 43.8% at December 31, 2003. This reflected management’s success in driving free cash flow generation and the receipt of $285 million for the sale of BCE Emergis’ U.S. Health business.

OUTLOOK

BCE confirmed its annual full year 2004 financial guidance of:

•	revenue growth comparable to 2003 growth
•	mid-to-high single-digit growth in earnings per share (before net investment gains/losses, impairment or restructuring charges)
•	free cash flow(2) of approximately $1 billion, mainly from recurring sources, and
•	Bell Canada capital intensity of 17% to 18%.

BELL CANADA STATUTORY RESULTS
Bell Canada “statutory” includes Bell Canada, and Bell Canada’s interests in Aliant, Bell ExpressVu (at 52%), and other Canadian telcos.

Bell Canada’s reported statutory revenue was $4.1 billion in the first quarter of 2004, up 0.6% compared to the same period last year. Net earnings applicable to common shares were $548 million in the first quarter of 2004, compared to $495 million for the same period last year.

ABOUT BCE

Bell Canada Enterprises is Canada’s largest communications company. Through its 26 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, BCE Emergis, a leading North American eBusiness company, and Telesat, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

BCE 2004 First Quarter Financial Information:

BCE’s 2004 First Quarter Shareholder Report (which contains BCE’s 2004 first quarter MD&A and unaudited consolidated financial statements) and other relevant financial materials are available at www.bce.ca/en/investors, under “Investor Briefcase”. BCE’s 2004 First Quarter Shareholder Report is also available on the Web site maintained by the Canadian securities regulators at www.sedar.com. It is also available upon request from BCE’s Investor Relations Department (e-mail: investor.relations@bce.ca, tel.: 1 800 339-6353; fax: (514) 786-3970).

BCE’s 2004 First Quarter Shareholder Report will be sent to BCE’s shareholders who have requested to receive it on or about May 11, 2004.

Call with Financial Analysts:

BCE will hold a teleconference/Webcast (audio only) for financial analysts to discuss its first quarter results on Wednesday, May 5, 2004 at 8:00 AM (Eastern). The media is welcome to participate on a listen only basis. Michael Sabia, President and Chief Executive Officer, and Siim Vanaselja, Chief Financial Officer, will be present for the teleconference.

Interested participants are asked to dial (416) 406-6419 between 7:50 AM and 7:58 AM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

Call with the Media:

BCE will hold a teleconference / Webcast (audio only) for media to discuss its first quarter results on Wednesday, May 5, 2004 at 1:00 PM (Eastern). Michael Sabia will be present for this teleconference.

Interested participants are asked to dial 1 800 387-6216 between 12:50 PM and 12:58 PM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this press release, including, but not limited to, the statements appearing under the “Outlook” section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Other factors that could cause results or events to differ materially from current expectations include, among other things: the ability of our strategies and plans to produce the expected benefits and growth prospects, including targets for revenue, earnings per share, free cash flow and capital intensity; the impact on our financial results of the migration of our multiple service-specific networks to a single IP-based network; the ability to increase the number of customers who buy multiple products; the ability to implement the significant changes in processes, in how we approach our markets, and in products and services, required by our strategic direction; general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services; the intensity of competitive activity from both traditional and new competitors, Canadian or foreign, including cross-platform competition, which is anticipated to increase following the introduction of new technologies such as Voice over Internet Protocol (VoIP), and its resulting impact on the ability to retain existing, and attract, new customers, and on pricing strategies and financial results; the ability to improve productivity and contain capital intensity while maintaining quality of services; the ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof; the availability and cost of capital required to implement our financing plans and fund capital and other expenditures; the ability to retain major customers; the ability to find suitable companies to acquire or to partner with; the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively; the risk of low returns on pension plan assets; the availability of, and ability to retain, key personnel; the ability to manage effectively labor relations and negotiate satisfactory labor agreements while avoiding work stoppage; events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services; and stock market volatility.

For additional information with respect to certain of these and other factors, refer to BCE Inc.’s 2004 First Quarter Shareholder Report dated May 4, 2004 filed by BCE Inc. with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent our expectations as of May 5, 2004 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update any forwardlooking statements, whether as a result of new information or otherwise.

For further information:

Nick Kaminaris Communications (514) 786-3908 Web site: www.bce.ca	Sophie Argiriou Investor Relations (514) 786-8145

(1)
The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other charges. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry. EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of EBITDA to operating income on a consolidated basis:

	Q1 2004	Q1 2003

EBITDA	1,845	1,773

Amortization expense	(775)	(762)
Net benefit plans cost	(63)	(42)
Restructuring and other charges	(1)	0

Operating income	1,006	969

(2)
We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities. The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. The following is a reconciliation of free cash flow to cash from operating activities on a consolidated basis:

(in $ millions)	Q1 2004	Q1 2003

Cash from operating activities	1,243	1,157
Capital expenditures	(688)	(594)
Other investing activities	20	(40)
Preferred dividends	(22)	(11)
Dividends paid by subsidiaries to non-controlling interest	(42)	(44)

Free cash flow from operations, before common dividends	511	468
Common dividends	(277)	(257)

Free cash flow from operations, after common dividends	234	211

For 2004, we expect to generate approximately $1 billion in free cash flow. This amount reflects expected cash from operating activities of approximately $5.5 billion less capital expenditures, total dividends and other investing activities.

(3)	BCE’s reporting structure is organized by the major customer segments it serves, and reflects how it classifies its operations for planning and measuring performance.

(4)
The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. It includes Bell Canada’s consumer wireline, wireless and Internet access business and Bell ExpressVu’s video services.

(5)
The Business segment provides local telephone, long distance, wireless, data and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise customers in Ontario and Québec as well as SMB and large enterprise customers in Western Canada through Bell West.

(6)	The Aliant segment provides local telephone, long distance, wireless, data, including Internet services and other services to residential and business customers in Atlantic Canada.

(7)
The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec, Northern Telephone and Northwestel. Telebec, Northern Telephone and Northwestel provide telecommunications services to less-populated areas in Ontario, Québec and Canada’s northern territories.

(8)
The Other BCE segment includes the financial results of our media, satellite, information technology and e-business activities as well as the costs incurred by our corporate office. This segment includes Bell Globemedia, Telesat, CGI, BCE Emergis and our corporate office.

Management’s Discussion and Analysis

This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, performance and financial condition for the three months (Q1) ended March 31, 2004 and 2003.

ABOUT FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
      Unless otherwise mentioned in this MD&A, the outlooks provided in the BCE 2003 MD&A dated March 10, 2004 remain unchanged.
      This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations and businesses. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in, and on various estimates and assumptions. It is important to know that:

  forward-looking statements in this MD&A describe our expectations on May 4, 2004 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize.
  forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges.
  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed in Risks that could affect our business.

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

Please refer to the unaudited consolidated financial statements for the first quarter of 2004 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2003 dated March 10, 2004 (BCE 2003 MD&A).

You will find more information about BCE, including BCE Inc.’s Annual Information Form for the year ended December 31, 2003 (BCE 2003 AIF), on BCE Inc.’s website at www.bce.ca and on SEDAR at www.sedar.com.

A statement we make is forward-looking when it uses what we know today to make a statement about the future.

Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, plan, seek, strive, target and will.

NON-GAAP FINANCIAL MEASURES

EBITDA

The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
      We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other charges. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.
      EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.
      EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income which is discussed in the Financial results analysis section of this MD&A. The table on the next page is a reconciliation of EBITDA to operating income on a consolidated basis.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other charges.

2     2004 Quarterly Report     Bell Canada Enterprises

	Q1 2004	Q1 2003

EBITDA	1,845	1,773
Amortization expense	(775)	(762)
Net benefit plans cost	(63)	(42)
Restructuring and other charges	(1)	–

Operating income	1,006	969

FREE CASH FLOW

The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
      We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
      The most comparable Canadian GAAP financial measure is cash from operating activities. You will find a reconciliation of free cash flow to cash from operating activities on a consolidated basis in Financial and capital management.

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

About Our Business

BCE is Canada’s largest communications company. Starting in the first quarter of 2004, we report our results of operations under five segments: Consumer, Business, Aliant, Other Bell Canada and Other BCE.
      Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Therefore, in addition to discussing our consolidated operating results in this MD&A, we discuss the operating results of each of our segments. See Note 2 to the unaudited consolidated financial statements for information about our segments.
      The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
      The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and enterprise customers in Ontario and Québec, as well as business customers in Western Canada through Bell West Inc. (Bell West).
      The Aliant segment provides local telephone, long distance, wireless, data, including Internet access and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).
      The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), Northern Telephone Limited Partnership (Northern Telephone) and Northwestel Inc. (Northwestel). Our wholesale unit provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, Northern Telephone and Northwestel provide telecommunications services to less-populated areas in Québec, Ontario and Canada’s northern territories.

Video services are television services provided to customers through our direct-to-home (DTH) satellites or by very high-speed digital subscriber line (VDSL) equipment.

3     2004 Quarterly Report     Bell Canada Enterprises

     The Other BCE segment includes the financial results of our other media, satellite, information technology (IT) and e-business activities as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia), Telesat Canada (Telesat), CGI Group Inc. (CGI) and BCE Emergis Inc. (BCE Emergis).
     The products and services we provide and our objectives and strategy remain substantially unchanged from those described in the BCE 2003 MD&A.

This section reviews the key measures we use to assess our performance and how our consolidated results in Q1 2004 compare to our consolidated results in Q1 2003.	The Quarter at a Glance

Overall, this quarter we continued solid progress in many areas of our business. Once again wireless delivered leading performance and we continued our momentum in winning the broadband home with high-speed Internet and video service subscriber growth. These subscriber gains led to strong revenue growth in the Consumer segment.
      In the Business segment, fundamental structural changes in the way we operate in the enterprise and the SMB markets are beginning to improve underlying performance – revenue growth combined with significant margin improvement led to a strong increase in operating income.
      We continue to face market challenges in the wholesale sector, as well as in Business data and long distance services.
      Solid operating performance led to continued growth in free cash flow and earnings per share (EPS).

Connec- tions	Q1 2004	31 Mar. 04
(in thousands)	Net Adds	Connec- tions

Wireless	92	4,504
DSL	115	1,597
ExpressVu	16	1,403
NAS	(34)	13,017

CUSTOMER CONNECTIONS

We continued to grow our non-traditional businesses with solid customer wins, particularly in wireless and high-speed Internet, while in the traditional wireline areas of our business we saw similar rates of NAS decline as experienced in previous quarters.

  Wireless – We gained 92,000 new wireless customers this quarter, a significant improvement over the 70,000 added in Q1 2003. Blended churn of 1.3% per month for Q1 2004 represented a 0.1 percentage point improvement over both the previous quarter and over the first quarter of 2003. Our post-paid churn of 1.1% improved by 0.2 percentage points over Q1 2003.
  High-Speed Internet – Our digital subscriber line (DSL) high-speed Internet business had strong growth this quarter adding 115,000 subscribers reflecting the highest number of quarterly net additions since 2001. Subscriptions to Sympatico’s value-added services increased by 60,000 to reach a total of 347,000 at the end of the quarter.
  Video – Our video subscriber base grew by 16,000 customers this quarter compared to 13,000 net additions in Q1 2003 due to increased advertising and marketing offers compared to last year.
  Network Access Services (NAS) – Our NAS in service declined by 34,000 this quarter reflecting losses to competition and substitution effects from both wireless and high-speed Internet services.

OPERATING REVENUES

Revenues for the first quarter of 2004 were $4,697 million, a 0.4% increase compared to the same period last year. This increase reflected strong growth in wireless revenues in both the Consumer and Business segments along with growth in consumer Internet access and video services. The Consumer segment grew by 5.6% while the Business segment grew by 1.1%. Aliant segment revenues were slightly up with growth this quarter of 0.6%, as were the Other BCE segment revenues with growth of 0.7%, reflecting revenue increases at Bell Globemedia and Telesat which more than offset revenue declines at BCE Emergis. Largely offsetting these increases were revenue declines of 14.1% from the Other Bell Canada segment as a result of declines in our wholesale business.

4     2004 Quarterly Report     Bell Canada Enterprises

OPERATING INCOME AND EBITDA

Our operating income this quarter was $1,006 million, reflecting growth of $37 million, or 3.8%, over the same period last year. Our continued progress in simplifying our business, through the roll-out of productivity initiatives, translated to reduced costs despite volume increases. Our improved margins were partly offset by higher amortization expense and a higher net benefits plan cost compared to the same period last year.
      Our EBITDA for the first quarter of 2004 was $1,845 million or 4.1% higher than Q1 2003 EBITDA of $1,773 million. This increase is mainly driven by higher EBITDA in the Consumer, Business, Aliant and Other BCE segments offset somewhat by a decrease in the Other Bell Canada segment.
      Our EBITDA margin grew to 39.3% in the quarter, a 1.4 percentage point increase over Q1 2003, reflecting margin improvements in most of our segments driven by our continued focus on productivity, while improving customer service, and a greater emphasis on more profitable contracts within the wholesale and enterprise markets.

NET EARNINGS / EARNINGS PER SHARE

Net earnings applicable to common shares for Q1 2004 were $470 million, or $0.51 per common share, compared to net earnings of $451 million, or $0.50 per common share for the same period last year reflecting an increase of $0.01 per common share.
      This increase resulted mainly from improved operating performance and a decrease in interest expense stemming from lower debt levels. This increase was partly offset by foreign exchange gains realized in Q1 2003 relating to U.S. $200 million of debt for which the foreign currency risk was hedged in April of 2003.
      BCE achieved a Return on Equity (ROE) of 15.6% for the quarter, comparable to the 16.4% for Q1 of last year.

CAPITAL EXPENDITURES

Capital expenditures were $688 million in the first quarter, or 14.6% of revenues, up from $594 million, or 12.7% of revenues, for the same period last year. This increase reflects higher spending earlier in the year to drive DSL footprint expansion, productivity and the Telesat satellite build.
      Capital expenditures for the Consumer segment increased over the same period last year to focus on growth projects and productivity initiatives, including DSL, IP/Broadband and billing modernization. Business segment expenditures were essentially unchanged over Q1 2003, as reductions in enterprise spending were partially offset by an increase in SMB spending.

CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash from operating activities for Q1 2004 was $1,243 million, an increase of $86 million compared to the same period last year, reflecting stronger operating performance and improved working capital management in the first quarter of 2004, partly offset by tax refunds of $237 million received in Q1 2003.
      Free cash flow of $234 million for the first quarter of 2004 was up $23 million from the $211 million of free cash flow achieved in Q1 2003. This improvement reflects the increase in cash from operating activities and the receipt of $43 million of proceeds by Telesat from the settlement of insurance claims, partly offset by higher capital expenditures and an increase in total cash dividends paid.
      Before the payment of common dividends, our free cash flow of $511 million this quarter compared favourably to free cash flow of $468 million in the same period last year.

ROE (return on common shareholders’ equity) is calculated as net earnings applicable to common shares as a percentage of average common shareholders’ equity.

5     2004 Quarterly Report     Bell Canada Enterprises

Our net debt to total capitalization ratio improved to 42.7% at the end of the quarter from 43.8% at December 31, 2003, reflecting a net debt reduction of $430 million resulting from the generation of positive free cash flow and the net cash proceeds from the sale of BCE Emergis’ U.S. health operations. This was partly offset by payments of $81 million relating to business acquisitions and $39 million relating to the settlement of maturing forward contracts on long-term debt.

EXECUTING ON OUR PRIORITIES

Setting the Standard in Internet Protocol (IP)
 In December of 2003 we announced our multi-year plan to lead changes in the industry and set the standard in the IP world. At that time we identified two key objectives.
      Our first objective is to have 100% of our core traffic moving on a pervasive national IP-Multi-Protocol Label System (MPLS) network by the end of 2006.

  At the end of March 2004, 50% of the traffic on our core network was IP-based.
  We are also advising customers that, as of the end of June, we will stop selling Frame Relay and ATM legacy data services to customers who do not currently use these services.

     Our second objective is to have 90% of customers able to access a full suite of IP services by the end of 2006.

  Customers will be able to access this full suite of IP services through their DSL high-speed Internet connections. Our DSL footprint in Ontario and Québec reached 80% of homes and business lines passed at the end of the quarter, up from 75% at the end of Q1 2003. In April 2004, we began deploying new high-density DSL remotes to further expand our DSL footprint.
  We completed the upgrade of our Sympatico DSL services, increasing our High Speed Edition to 3 Megabits per second (Mbps) from 1.5 Mbps, and of our Ultra service from 3 Mbps to 4 Mbps.
  On February 2, 2004, we announced our Global IP suite of network services, including the Global IP VPN service, which extends the IP network of our enterprise customers to over 50 countries, partnering with Infonet Services Corporation. (Infonet Services), a leading provider of global communications services.

Simplicity and Service
 We also progressed towards our overall objective of delivering simple and innovative integrated communication services to our customers.
      In our Consumer segment, 68,000 additional customers this quarter subscribed to The Bell Bundle, a combination of wireless, Internet, and video services in one simple offer for customers taking Bell Canada’s long distance services. Since its launch last September, we now have over 130,000 customers taking The Bell Bundle.
      During the quarter we also announced new services that will simplify the lives of consumers.

  We launched Sympatico Home Networking, an integrated wireless high-speed modem and router solution.
  We partnered with Puretracks to develop a fully bilingual, digital music download service with unique features, to be launched this Spring.
  We also completed our trials of two leading-edge wireless location-based services (Family Finder and Phone Finder).
  And on March 30, we announced a joint venture with the Virgin Group. It will offer wireless communications services to the key youth market under the dynamic Virgin brand, supported by an appropriate cost structure.

     As part of our strategy to become the “Technology Advisor” to SMB customers, we launched Productivity Pak, a self-serve bundle of tools that enable SMB customers to more easily access and share information, both in the office and on the road. In SMB, we also made progress in simplifying the customer

6     2004 Quarterly Report     Bell Canada Enterprises

experience by significantly reducing the provisioning cycle times on business DSL high-speed Internet service by over 80% and on PBX sales by over 40%. These improvements clearly benefit customers but they also improve our order-to-cash interval and take significant levels of cost out of these provisioning processes.
      For enterprise customers, we made significant progress in growing our targeted value added services (VAS) including security risk management, contact centres, wireless data and business networking solutions. We also continued our drive to remove complexity in the sales process – reducing the number of contract templates by 25%. In addition, we continued the thrust towards a simpler product offering, identifying a further 18 products for discontinuation, bringing the total targeted to potentially 35.
      All of these initiatives will enable us to provide our customers with innovative and more efficient services, while permitting us to significantly reduce our operating costs.

Financial Results Analysis
This section provides detailed information and analysis about our performance in Q1 2004 compared to Q1 2003. It focuses on our consolidated operating results and provides financial information for each of our segments.

OPERATING REVENUES

	Q1 2004	Q1 2003	% change

Consumer	1,825	1,729	5.6%
Business	1,435	1,419	1.1%
Aliant	504	501	0.6%
Other Bell Canada	474	552	(14.1%	)
Inter-segment eliminations	(132)	(118)	(11.9%	)

Bell Canada	4,106	4,083	0.6%
Other BCE	727	722	0.7%
Inter-segment eliminations	(136)	(129)	(5.4%	)

Total operating revenues	4,697	4,676	0.4%

BY SEGMENT

Consumer
 Consumer revenues for the first quarter of the year totalled $1,825 million, up 5.6% compared to Q1 2003. The strength in the Consumer segment was driven by higher wireless, Internet access and video service revenues, as a result of continued subscriber growth for each of these services.

Wireless
 Consumer wireless revenues increased this quarter compared to the same period last year mainly as a result of a higher subscriber base over Q1 2003.
      During the quarter we completed our trials of two leading-edge wireless location-based services (Family Finder and Phone Finder) and announced a joint venture with the Virgin Group to offer wireless communications services and handsets at an appropriate cost structure to the key youth market under the dynamic Virgin brand. We expect the joint venture to be operational by the end of this year.

Video
 Video service revenues for the first quarter of 2004 were $207 million or 16.9% higher compared to the same period last year driven by year over year increases in our subscriber base and average revenue per subscriber (ARPS).
      We added 16,000 new video customers in the first quarter of 2004, an improvement from the 13,000 net additions achieved in Q1 of last year, reflecting increased advertising and marketing offers. Approximately 81% of the customers added in the first quarter of 2004 committed to one or two-year contracts. Our total video customer base grew 6.5% to 1,403,000, compared to the same period last year.

7     2004 Quarterly Report     Bell Canada Enterprises

     ARPS per month for video services increased by $4 to $48 for the first quarter compared to the same period last year resulting mainly from the $2.99 system access charge for all customers effective April 28, 2003, the $2 to $3 rate increase on specific programming packages introduced on February 1, 2003 and higher package penetration, partly offset by lower pay-per-view revenues.
      Customer retention efforts led to churn per month of 0.9% this quarter, an improvement of 0.1 percentage points over the same period last year.

Data
 Consumer data revenue growth was driven by an increase in our High Speed Internet customer base, reflecting the highest number quarterly net additions since 2001, combined with our third consecutive quarter of customer churn improvements. Bell Sympatico value added services such as Desktop Anti-Virus and Desktop Firewall added 60,000 subscriptions this quarter reaching a total count of 347,000 as at March 31, 2004.
      In the first quarter, Bell Canada completed the upgrade of its Sympatico High Speed Edition to 3 Megabits per second (Mbps) from 1.5 Mbps, and of its Ultra service from 3 Mbps to 4 Mbps. During the quarter we launched Sympatico Home Networking, an integrated wireless high-speed modem and router solution that simplifies a customer’s connection to the Internet. We also partnered with Puretracks to develop a fully bilingual, digital music download service with unique features, available to all Canadians at Sympatico.ca and exclusive benefits for Sympatico customers. This service is scheduled to be launched this Spring.

Wireline
 Long distance revenues in Q1 2004 decreased compared to Q1 2003 primarily as a result of volume declines in conversation minutes reflecting competition from non-traditional long distance providers. The reduction in higher priced overseas and U.S. conversation minutes also led to a change in traffic mix and a lower average revenue per minute.
      Local and access revenues were stable in the quarter compared to the same period last year as lower revenues from network access services were offset by gains from wireline insurance and maintenance plans. The NAS decline in the first quarter of 2004 reflected the impacts of continued competitive losses, as well as growth in high-speed Internet access subscribers which reduces the need for second telephone lines.

Bundles
 In our Consumer segment, 68,000 additional customers this quarter subscribed to The Bell Bundle, a combination of wireless, Internet, and video services in one simple offer for customers taking Bell Canada’s long distance services. Since its launch last September, we now have over 130,000 customers taking The Bell Bundle. During the quarter, over 40% of new activations included the sale of at least one new service, a slight increase over last quarter.

Business
 Our Business segment revenues in the first quarter were $1,435 million, or 1.1% higher than the first quarter of 2003, reflecting increases in wireless revenues, as well as voice terminal equipment sales and teleconferencing revenues. Offsetting these increases somewhat were declines in long distance and data service revenues. Although Business segment data revenues declined, reflecting lower construction revenues from Bell West related to the Government of Alberta (GOA) Supernet (as described below), the underlying growth in IP-based connectivity is strengthening.
      Long distance revenues declined reflecting continued pressure on pricing and a slight decline in the volume of conversation minutes.
      Local and access revenues were essentially flat as NAS losses in Ontario and Québec were largely offset by higher NAS at Bell West.

8     2004 Quarterly Report     Bell Canada Enterprises

Revenues from enterprise customers increased this quarter, driven by wireless revenue growth and higher voice terminal equipment sales, partly offset by lower long distance revenues due to competitive pressures. Enterprise data revenues were essentially flat overall, although there were strong increases in our IP service revenues. We estimate that IP services now represent over 30% of our enterprise data revenues.
      On February 2, 2004, we announced our Global IP suite of network services, including the Global IP VPN service, which extends the IP networks of our enterprise customers to over 50 countries. Bell Canada partnered with Infonet Services to deliver this suite of services outside of Canada.
      There was also significant progress made for enterprise customers in expanding our portfolio of value-added service (VAS) offerings in the areas of security risk management, contact centers, wireless data and business networking solutions. On March 10, 2004, we signed an agreement with inCode Telecom Group Inc., a wireless technology consulting firm, to jointly build and strengthen our wireless data business.
      Revenues from our SMB customers also increased this quarter due to wireless revenue growth and a slight improvement in legacy voice. Teleconferencing revenue growth also contributed to the increase.
      As part of our strategy to become the “Technology Advisor” to SMB customers, we launched Productivity Pak, a self-serve bundle of tools that enables SMB customers to more easily access and share information, both in the office and on the road, without having to hire IT staff to support the back office. This offering integrates Microsoft Outlook and Windows XP software into service bundles that include e-mail, automated anti-spam and content filtering, scheduling, storage sharing, and contact and task management.
Bell West continued to grow its customer base leading to local and access and long distance revenue growth. Data revenues declined, however, as a result of lower GOA construction revenues. In 2001, we were awarded a contract by the GOA to build a next generation network (Supernet) to bring high-speed Internet and broadband capabilities to rural communities in Alberta. We are now in the last year of this contract.

Aliant
 Aliant segment revenues for the first quarter of 2004 increased $3 million or 0.6% to $504 million compared to the same period last year. This increase was mainly driven by growth in wireless and Internet services which more than offset revenue declines from long distance and terminal sales and other revenues.
      Aliant wireless revenues in Q1 2004 grew 18% compared to Q1 2003. This growth was driven by a 10% increase in Aliant’s wireless customer base reflecting the positive response to pricing offers, packaged offers combining wireless services with other non-regulated services, and the expansion of digital cellular service into new areas. In addition, ARPU for the quarter was up $4 compared to Q1 of last year reflecting the impacts of a higher percentage of customers subscribing to digital service and post-paid rate plans, higher usage and targeted price increases.
      Data revenues were up this quarter over the same period last year resulting primarily from an increase in Aliant’s high-speed Internet subscriber base reflecting the expansion of high-speed Internet service into new areas, the growing popularity of enhanced service features and targeted pricing action, mainly in the business market.
      The decrease in long distance revenues reflected customer losses to competition, lower minute volumes and increased substitution of long distance calling with Internet and wireless options by residential customers. Business long distance minutes also declined due to competitive losses and a reduction of contact center activity. Terminal sales and other revenues were down this quarter primarily from lower IT services revenues due to reduced government spending.
      On April 7, 2004, Aliant Telecom Inc. (Aliant Telecom) filed an application with the Canadian Radio-television and Telecommunications Commission (CRTC) requesting forbearance in certain specified exchanges for residential wireline local services. Aliant faces significant competition in the specified

9     2004 Quarterly Report     Bell Canada Enterprises

exchanges from facilities based competitors, resellers and wireless providers. We believe that there is sufficient competition in the residential local communication services market to justify forbearance for the residential wireline local services in the specified exchanges.

Other Bell Canada
 The Other Bell Canada segment revenues totalled $474 million this quarter, down $78 million or 14.1% over the same period last year. The decline resulted mainly from lower long distance and data revenues in our wholesale business reflecting the impacts of competitive pricing pressures as well as customers migrating services to their own network facilities. Wholesale long distance revenues were also impacted by our decision in the fourth quarter of last year to exit certain contracts and promotional offers for international switched minutes that had minimal margins. While we expect further year-over-year quarterly wholesale revenue declines, we anticipate lower rates of decline going forward, as we move through the exiting of these contracts and promotional offers.
      Revenues from Télébec, Northern Telephone and Northwestel were stable this quarter.

Forbearance
 The CRTC refrains, in respect of specified telecommunications services, from exercising some or all of its powers under the Telecommunications Act. The CRTC may forbear when forbearance is consistent with Canadian telecommunications policy objectives, and the CRTC must forbear, to the extent it considers it appropriate, when there is sufficient competition to protect the interests of telecommunications users.

Other BCE

	Q1 2004	Q1 2003	% change

Bell Globemedia	342	335	2.1%
Telesat	84	79	6.3%
CGI	220	219	0.5%
BCE Emergis	70	79	(11.4%	)
Other	11	10	10.0%

Other BCE revenues	727	722	0.7%

Revenues from our Other BCE segment for the first quarter of the year were $727 million or 0.7% higher than Q1 2003. This increase reflects higher revenues at Bell Globemedia and Telesat partly offset by revenue decreases at BCE Emergis.
      Bell Globemedia’s revenues for the quarter totalled $342 million, up 2.1% from Q1 of last year as a result of a 10% increase in television advertising revenues and a 4% increase in print advertising revenues partly offset by lower production and sundry revenues as a result of the sale of 50% of Dome Productions Inc. in January 2004.
      Telesat’s revenues increased by 6.3% to $84 million this quarter as a result of higher communications revenues and higher international consulting revenues.
      Our share of CGI’s revenues was $220 million this quarter, stable compared to the same period last year.
      BCE Emergis’s revenues for the first quarter decreased 11.4% to $70 million due to lower revenue from the distribution agreement with Bell Canada for legacy products and from other non-core and exited products.

BY BELL CANADA’S PRODUCT LINES

The following table shows Bell Canada’s consolidated revenues by product line. In addition to discussing our financial results by business segment, we believe that a separate discussion of Bell Canada’s consolidated revenues by product line provides further insight into management’s view of our financial results.

	Q1 2004	Q1 2003	% change

Local and access	1,379	1,386	(0.5%	)
Long distance	606	686	(11.7%	)
Wireless	651	551	18.1%
Data	892	920	(3.0%	)
Video	207	177	16.9%
Terminal sales and other	371	363	2.2%

Total Bell Canada	4,106	4,083	0.6%

10     2004 Quarterly Report     Bell Canada Enterprises

Local and Access
 Local and access revenues declined marginally to $1,379 million for the quarter, a 0.5% decrease from the $1,386 million in the first quarter of 2003. Lower revenues from network access services (NAS) were offset in part by gains from wireline insurance and maintenance plans.
      NAS in service declined by 126,000 or 1.0% over the first quarter of 2003 as a result of continued pressure from losses resulting from competition, growth in high-speed Internet access which reduces the need for second telephone lines, and customers substituting wireline with wireless telephone service.

Long Distance
 Long distance revenues declined 11.7% to $606 million for the quarter. This decline reflects reduced international wholesale contracts as a result of a more disciplined focus on signing contracts that yield higher margins, competitive pressures in business pricing and lower consumer overseas and U.S. conversation minute volumes.
      Overall, conversation minutes this quarter declined by 6.0% to 4,578 million, compared to Q1 2003. The decline in minutes this quarter was accompanied by a decrease in the average revenue per minute (ARPM) of 3.2%, or $0.004, to $0.12.

Wireless
 Strong year-over-year subscriber growth of 13.5% and higher average revenue per unit (ARPU) led to wireless service revenue growth of 18.1% to $651 million for the quarter.
      Net activations of 92,000 this quarter were over 30% higher than in Q1 2003 reflecting the positive impact of our churn improvement, as well as our focus on acquiring customers earlier in the year. 78% of gross activations this quarter were on contracts of 2 years or more, compared to 67% for the same period last year.
      Our total cellular and PCS customer base grew to 4,504,000 at the end of this quarter. Including paging subscribers, our total wireless customer base totalled 4,997,000.
      With 75% of net activations for the quarter coming from post-paid rate plans, we ended Q1 2004 with 76% of our cellular and PCS customer base consisting of post-paid subscribers.
      Revenues from higher usage, long distance and data services led to a $3 per month increase in post-paid ARPU to $59 this quarter, compared to Q1 2003 driving the total ARPU per month to $47. Prepaid ARPU of $11 is unchanged compared to the same period last year.
      We continued to achieve improvements in churn as post-paid churn of 1.1% improved by 0.2 percentage points from the same period last year, while blended churn improved to 1.3%, down 0.1 percentage points over both the previous quarter and Q1 2003.

Data
 Data revenues were $892 million in the first quarter, down 3.0% from the previous year as growth from high-speed Internet services was more than offset by revenue declines resulting from competitive pricing and volume pressures, including wholesale customers migrating their traffic to their own networks. This quarter’s results also reflect lower construction revenues from Bell West related to the GOA contract.
      High-speed Internet subscribers increased by 115,000 this quarter bringing our total subscriber count to 1,597,000. Total dial-up customers decreased to 836,000 at the end of Q1 2004 compared to 940,000 at the end of Q1 2003.

Video
 See discussion under Consumer Segment

11     2004 Quarterly Report     Bell Canada Enterprises

Terminal Sales and Other
 Terminal sales and other revenues were $371 million for the quarter, a 2.2% increase from the same period last year reflecting an increase in teleconferencing service revenues and an increase in voice terminal equipment sales, partly offset by lower IT service revenues at Aliant.

OPERATING INCOME

	Q1 2004	Q1 2003	% change

Consumer	526	493	6.7%
Business	241	190	26.8%
Aliant	82	81	1.2%
Other Bell Canada	111	162	(31.5%	)

Bell Canada	960	926	3.7%
Other BCE	46	43	7.0%

Total operating income	1,006	969	3.8%

CONSOLIDATED

Total operating income for the quarter was $1,006 million, $37 million or 3.8% higher compared to the same period last year. The increase reflected slightly higher revenues and lower operating expenses partly offset by higher amortization expense and a higher net benefit plans cost compared to the same period last year.
      Despite the increase in revenues, operating expenses declined by 1.8% this quarter compared to the same period last year. This reduction reflects our continued focus on productivity, the exiting of non-profitable contracts within the enterprise and wholesale markets, and lower salary expenses at Aliant’s Xwave unit. Productivity gains this quarter include reductions in IS/IT support costs and billing expenses. These improvements were offset by higher wireless subscriber acquisition costs.
      Wireless cost of acquisition (COA) of $455 per gross activation was up $68, or 17.6%, over Q1 2003 due to competitive pressures on handset pricing and higher sales of more feature-rich 1X handsets.
      The COA for video services increased year-over-year by $168 to $661 per gross addition reflecting higher hardware and marketing costs, partly offset by the purchasing power of a stronger Canadian dollar. Hardware costs increased as more customers purchased second receivers, while higher marketing costs reflected the free installation promotion for contract term offers.
      Amortization expense of $775 million for the quarter was $13 million higher compared to the first quarter of 2003 resulting mainly from an increase in our capital asset base relating to prior year capital expenditures.
      Net benefit plans cost totalled $63 million for the quarter, reflecting an increase of $21 million over the first quarter of 2003. This increase resulted primarily from a higher accrued benefit obligation based on our most recent actuarial valuation.

BY SEGMENT

Consumer
 Operating income for the Consumer segment grew 6.7% to $526 million this quarter reflecting the 5.6% increase in revenues combined with higher margins.
      Higher costs resulted from sales volume increases combined with higher COA for wireless and video services and a higher number of contact centre agents to support customer service levels in our growth businesses.
      These increases, however, were somewhat offset by lower settlement expenses resulting from lower overseas and domestic rates and our continued focus on productivity.

12     2004 Quarterly Report     Bell Canada Enterprises

     The impact of higher margins was partly offset by higher amortization expense and a higher net benefit plans cost compared to the same quarter last year.

Business
 The Business segment achieved strong operating income growth of 26.8% this quarter with improved margins as a result of our focus on improving profitability of this segment and the 1.1% increase in revenues. This resulted in a decline in operating expenses partially offset by higher amortization expense and a higher net benefits plan cost compared to the same period last year.
      In the enterprise sector, our continued focus on more profitable contracts, as well as overall productivity led to reductions in selling, general and administrative expenses and costs of goods sold.
      Bell West also incurred lower cost of goods sold related to the GOA Supernet contract which more than offset higher salary expenses related to a growing workforce. Our SMB unit had higher salary expenses related to increased sales coverage and higher teleconferencing service expenses.

Aliant
 Aliant’s operating income for the first quarter of 2004 was $82 million, stable compared to the first quarter of 2003 reflecting lower operating expenses offset by a higher net benefits plan cost and amortization expense.
      Lower operating expenses reflected the positive impact on salaries and wages stemming from the Xwave restructuring in 2003, lower terminating costs in Aliant’s long distance portfolio, reduced payments to the National Contribution Fund, as well as ongoing productivity and cost reduction initiatives.
      This more than offset higher selling, general and administrative expenses related to growth in wireless and Internet services, an increase in net benefits plan cost and a higher amortization expense resulting from a higher proportion of capital spending in broadband and wireless assets in recent years with overall shorter depreciable lives.

Other Bell Canada
 Operating income for the Other Bell Canada segment this quarter decreased by 31.5% to $111 million, driven by the 14.1% decline in revenues in this segment.
      Although operating expenses improved this quarter as a result of the exiting of non-profitable contracts within the wholesale market and our focus on productivity, these declines only partly offset the revenue decreases. Operating expenses at Télébec, Northern Telephone and Northwestel were essentially flat compared to last year.

Other BCE

Operating income for the Other BCE segment this quarter was $46 million, or 7% higher than Q1 2003. This increase reflects higher operating income at Bell Globemedia and a lower level of operating losses at BCE Emergis.

13     2004 Quarterly Report     Bell Canada Enterprises

OTHER ITEMS The table below reconciles operating income to net earnings applicable to common shares.

	Q1 2004	Q1 2003	% change

Operating income	1,006	969	3.8%
Other income	34	51	(33.3%	)
Interest expense	(248)	(278)	10.8%

Pre-tax earnings	792	742	6.7%
Income taxes	(269)	(240)	(12.1%	)
Non-controlling interest	(44)	(38)	(15.8%	)

Earnings from continuing operations	479	464	3.2%
Discontinued operations	9	9	–

Net earnings	488	473	3.2%
Dividends on preferred shares	(18)	(15)	(20.0%	)
Premium on redemption of preferred shares	–	(7)	100.0%

Net earnings applicable to common shares	470	451	4.2%

EPS	0.51	0.50	2.0%

OTHER INCOME

Other income declined 33% or $17 million to $34 million in Q1 2004, compared to Q1 2003. The decline was mainly due to lower foreign exchange gains.
      In April 2003, we entered into forward contracts to hedge U.S.$200 million of long-term debt at Bell Canada that had not been previously hedged. This removed the foreign currency risk on the principal amount of that debt, which has since minimized the effect of foreign exchange.

INTEREST EXPENSE

Interest expense declined 10.8% or $30 million to $248 million in Q1 2004, compared to Q1 2003. This reflected the $1.8 billion of debt repayments (net of issues) in 2003 and the refinancing of some of our debt at lower interest rates.

INCOME TAXES

Income taxes increased 12.1% or $29 million to $269 million in Q1 2004, compared to Q1 2003. The increase was mainly from higher pre-tax earnings, partly offset by the reduction in the statutory income tax rate to 34.3% in 2004 from 35.4% in 2003.

14     2004 Quarterly Report     Bell Canada Enterprises

	Financial and Capital Management
This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.	CAPITAL STRUCTURE

		Q1 2004	Q4 2003

	Debt due within one year	1,171	1,537
	Long-term debt	13,126	12,393
	Less: Cash and cash equivalents	(1,511)	(714)

	Total net debt	12,786	13,216
	Non-controlling interest	3,385	3,403
	Total shareholders’ equity	13,792	13,573

	Total capitalization	29,963	30,192

	Net debt to capitalization	42.7%	43.8%

	Outstanding share data (in millions)
	Common shares at end of period	924.2	924.0
	Stock options at end of period	30.6	25.8
	Restricted share units at end of period	1.8	–

Our net debt to capitalization ratio was 42.7% at the end of Q1 2004, an improvement from 43.8% at the end of Q4 2003. This reflected improvements in net debt and total shareholders’ equity.
      Net debt improved $430 million to $12,786 million in Q1 2004. This was mainly from $234 million of free cash flow in Q1 2004 and net cash proceeds of $285 million on the sale of BCE Emergis’ U.S. health operations. These were partly offset by $81 million invested in business acquisitions and a $39 million payment to settle maturing forward contracts on long-term debt.
      Total shareholders’ equity increased $219 million to $13,792 million in Q1 2004. This was mainly a result of $193 million of net earnings in excess of the dividends declared on common and preferred shares in Q1 2004.

CHANGE IN COMPENSATION STRATEGY FOR 2004 AND IN THE FUTURE

Starting in 2004, the executive compensation policy has been redesigned to ensure close alignment and support with the company’s new direction and strategic objectives. Fundamentally, the new executive compensation policy is designed to drive a shift in culture toward greater individual accountability and higher levels of performance.
      The underlying philosophy is to remain conservative with regards to fixed compensation (such as base salary) while placing more emphasis on variable (at risk) compensation, through the use of short-term, mid-term and long-term incentive plans, which contain specific performance targets that must be met in order to trigger any payments.
      This will further reinforce the importance of meeting the annual financial drivers and the fashion in which they are delivered and provide us with the ability to attract and retain the type of executives needed to deliver at required performance levels.
      Changes to the key features in our stock-based compensation plans included:

  transferring approximately 50% of the value of the long-term incentive plan, where stock options are granted, into a new mid-term plan under which restricted share units (RSUs) are used.
  reducing the value of stock options granted in the long-term incentive plan by approximately 50% and changing the key design features.

15     2004 Quarterly Report     Bell Canada Enterprises

SUMMARY OF CASH FLOWS

	Q1 2004	Q1 2003

Cash from operating activities	1,243	1,157
Capital expenditures	(688)	(594)
Other investing activities	20	(40)
Preferred dividends	(22)	(11)
Dividends paid by subsidiaries to non-controlling interest	(42)	(44)

Free cash flow from operations, before common dividends	511	468
Common dividends	(277)	(257)

Free cash flow from operations, after common dividends	234	211
Business acquisitions	(81)	(63)
Business dispositions	16	–
Change in investments accounted for under the cost and equity methods	6	7
Net issuance of equity instruments	4	158
Net issuance of debt instruments	406	1,313
Financing activities of subsidiaries with third parties	(36)	54
Cash provided by discontinued operations	288	4
Other	(48)	(2)

Net increase in cash and cash equivalents	789	1,682

CASH FROM OPERATING ACTIVITIES

Cash from operating activities increased 7.4% or $86 million to $1,243 million in Q1 2004, compared to Q1 2003. This was a result of:

  improved operating performance
  the positive effect of changes in working capital

partly offset by:

  tax refunds of $237 million received in Q1 2003 generated from the utilization of capital losses.

CAPITAL EXPENDITURES

We have rigorous programs in place to manage capital spending prudently. We continue to make investments to expand and update our networks and to meet customer demand. Capital expenditures were $688 million in the first quarter, or 14.6% of revenues, up from $594 million, or 12.7% of revenues, for the same period last year. This increase reflects higher spending earlier in the year to drive DSL footprint expansion, productivity and the Telesat satellite build.
      Bell Canada’s consolidated capital intensity ratio was 14.4% in Q1 2004, compared to 13.1% in Q1 2003. Bell Canada’s consolidated capital expenditures accounted for over 80% of our consolidated capital expenditures in Q1 2004 and 90% of our consolidated capital expenditures in Q1 2003.

OTHER INVESTING ACTIVITIES

Cash from other investing activities of $20 million in 2004 included $43 million of insurance proceeds that Telesat received for a malfunction on the Anik F1 satellite.

COMMON DIVIDENDS

We paid a dividend of $0.30 per common share in Q1 2004. This was the same as the dividend we paid in Q1 2003.
      We realized a cash benefit of $18 million in Q1 2003 because we issued treasury shares to fund BCE Inc.’s dividend reinvestment plan instead of buying shares on the open market. Effective Q1 2004, we started buying all of the shares needed for the dividend reinvestment plan on the open market to avoid dilution. This eliminated any further cash benefits related to issuing treasury shares. As a result, total dividends paid on common shares increased 7.8% or $20 million to $277 million in Q1 2004, compared to Q1 2003.

16     2004 Quarterly Report     Bell Canada Enterprises

BUSINESS ACQUISITIONS

We invested $81 million in business acquisitions in Q1 2004. This consisted mainly of:

  Bell Canada’s purchase of a 100% interest in Accutel Conferencing Systems Inc. (Canada) and certain branches of Accutel Conferencing Systems (U.S.) (collectively, Accutel) for $48 million. The acquisition of Accutel, a teleconferencing service provider, will allow us to broaden our strategy of combining voice and data to provide solutions to SMB customers.
  Bell Canada’s purchase of a 75.8% interest in Elix Inc. (Elix) for $10 million. The acquisition of Elix, a company well-known for contact center solutions, complements our strategic objective of providing enterprise customers with value-added services. It increases the scale of Bell Canada’s existing contact center professional services team and provides access to an expanded customer base.
  BCE Emergis’ purchase of a 100% interest in each of WARE Solutions Corporation, Gestion InfoPharm Inc. and Tri-comp Systems Ltd. for a total of $22 million.

     We invested $63 million in business acquisitions in Q1 2003. This consisted mainly of our proportionate share of the cash paid for CGI’s acquisition of Cognicase Inc.

EQUITY INSTRUMENTS

In Q1 2003, BCE Inc. issued 20 million Series AC preferred shares for $510 million and redeemed 14 million Series U preferred shares for $357 million, which included a $7 million premium on redemption.

DEBT INSTRUMENTS

We issued $1.3 billion of debt in Q1 2004 and repaid $939 million of existing debt. The excess cash raised of $406 million, mainly at Bell Canada, along with existing cash on hand of $714 million at the end of 2003, free cash flow of $234 million generated in Q1 2004 and net cash proceeds of $285 million on the sale of BCE Emergis’ U.S. health operations, contributed to the cash on hand of $1.5 billion at March 31, 2004. This cash on hand is expected to be used primarily to repay maturing debt during the remainder of 2004 and to finance the purchase of MTS’s 40% interest in Bell West.
      On April 30, 2004, Bell Canada repaid its Series M-15 Debentures for $500 million.

CASH RELATING TO DISCONTINUED OPERATIONS

Cash provided by discontinued operations was $288 million in Q1 2004. This consisted mainly of net cash proceeds of $285 million on the sale of BCE Emergis’ U.S. health operations.

CREDIT RATINGS

Our key credit ratings at May 4, 2004 remain unchanged from those listed in the BCE 2003 MD&A.

LIQUIDITY

Our ability to generate cash in the short term and in the long term, when needed, and to provide for planned growth and to fund development activities, depends on our sources of liquidity and on our cash requirements.
      Our sources of liquidity and cash requirements remain substantially unchanged from those described in the BCE 2003 MD&A.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

This section provides a description of recent material developments in certain of the legal proceedings involving BCE described in the BCE 2003 AIF.

17     2004 Quarterly Report     Bell Canada Enterprises

TELEGLOBE RELATED LAWSUITS

Kroll Restructuring Lawsuit
As indicated in the BCE 2003 AIF, Kroll Restructuring Ltd. filed on February 26, 2003 a notice of action in the Ontario Superior Court of Justice against five former directors of Teleglobe Inc.(Teleglobe). On April 16, 2004, the defendants filed their statement of defence.

Risks That Could Affect Our Business

This section describes general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain of the other BCE group companies.
      A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
      Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.
      Bell Canada is our most important subsidiary, which means our financial performance depends in large part on how well Bell Canada performs financially. The risks that could affect Bell Canada and its subsidiaries are more likely to have a significant impact on our financial condition, results of operations and business than the risks that could affect other BCE group companies.

RISKS THAT COULD AFFECT ALL BCE GROUP COMPANIES

STRATEGIES AND PLANS

We plan to achieve our business objectives through various strategies and plans. For Bell Canada, Aliant and their respective telecommunications subsidiaries (collectively, the Bell Canada companies), the strategy is to lead change in the industry and set the standard for IP-based communications while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. The key elements of the strategies and plans of the Bell Canada companies include:

  evolving from multiple service-specific networks to a single IP-based network providing new services to meet customers’ needs by introducing innovative technologies, including Voice over Internet Protocol (VoIP), very high speed digital subscriber line (VDSL) and Internet Protocol television (IPTV) and providing professional services to customers in associated areas such as network management, security and engineering maintaining and improving customer satisfaction by simplifying all areas of our customers’ experience, including call centres, billing and points of sale increasing the number of customers who buy multiple products by focusing our marketing and sales efforts by customer segment. This includes offering bundled services to consumers and service packages to businesses.
  lowering costs by improving efficiency in all areas of product and service delivery, including installation, activation and call centres.

     Our strategic direction involves significant changes in processes, in how we approach our markets, and in products and services. These changes will require a shift in employee skills.

18     2004 Quarterly Report     Bell Canada Enterprises

     The strategies and plans outlined above will require capital expenditures for their implementation. The timing and quantity of the returns from these investments are uncertain. At this time, we cannot determine the effect that moving to a single IP-based network could have on our results of operations.
      If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations.

ECONOMIC AND MARKET CONDITIONS

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.
      The slower pace of growth and the uncertainty in the global economy have reduced demand for some of our products and services, which has negatively affected our financial performance and may continue to negatively affect it in the future.
      Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

INCREASING COMPETITION

We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, media, television, satellite, information technology and e-commerce service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks.
      Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors have recently emerged, or may emerge in the future, from restructurings with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at competitive rates. Recently, Manitoba Telecom Services Inc., an established telecommunications provider, announced a proposed merger with Allstream Inc. potentially leading to more consolidation in the industry.
      Competition could affect our pricing strategies and reduce our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
      We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. In 2003, the Canadian government started a review of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Because the government’s review has not been completed, it is impossible to predict the outcome or to assess how any resulting change in foreign ownership restrictions may affect us.

19     2004 Quarterly Report     Bell Canada Enterprises

Competition from foreign competitors could increase through the provision of advanced applications and related services delivered over IP, limiting the Bell Canada companies to the provision of IP access services only.

Wireline and Long Distance
 We experience significant competition in long distance from dial-around providers, pre-paid card providers and others, and from traditional competitors, such as inter-exchange carriers and resellers. Contracts for long distance services to large business customers are very competitive. Our pricing strategy is to offer prices that reflect the quality of our service and the volume and the characteristics of the traffic. Customers may choose to switch to competitors that offer very low prices to acquire market share and have little regard for the quality of service or impact on their earnings.
      We also face increasing cross-platform competition as customers substitute new technologies for traditional services. For example, our wireline business competes with wireless and Internet services, including chat services, instant messaging and e-mail. We expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors, including municipal electrical utilities and other VoIP providers. We expect these kinds of competition to intensify as growth in Internet and wireless services continues and new technologies are developed.
      Cross-platform competition will be increasingly intense as technologies, such as VoIP, improve and gain market acceptance. We have announced plans to launch our own VoIP initiative, but there is no assurance that it will attract a sustainable customer base. VoIP services are anticipated to take business away from our other products and services. If significant competition for VoIP develops, it could reduce our existing market share in local and long distance services, and could have a material and negative effect on our future revenues and profitability.
      VoIP technology does not require service providers to own or rent physical networks, which increases access to this market by other competitors. If competition from these service providers further develops, it could have a material and negative effect on our future revenues and profitability.
      Technology substitution, and VoIP in particular, has reduced barriers to entry that existed in the industry. This has allowed competitors with limited access to financial, marketing, personnel and technological resources to rapidly launch new products and services and to gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.

Internet Access
 Cable companies and independent Internet service providers (ISPs) have increased competition in the broadband and Internet access services business. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.
      Furthermore, service providers funded by regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in the field of fixed wireless broadband services may also result in increased competition in certain geographic service regions. This could materially and negatively affect the financial performance of our Internet access services business.

Wireless
 The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing, and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

20     2004 Quarterly Report     Bell Canada Enterprises

Video
 Bell ExpressVu competes directly with another direct-to-home (DTH) satellite television provider and with cable companies across Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

IMPROVING PRODUCTIVITY AND CONTAINING CAPITAL INTENSITY

We continue to implement several productivity improvements while containing our capital intensity. There could be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements and manage capital intensity while maintaining the quality of our service. For example, we must reduce the price of certain services offered by the Bell Canada companies, that are subject to regulatory price caps, each year between 2002 and 2006. In addition, to remain competitive in some business data services that are not regulated, we have reduced our prices and may have to continue doing so in the future. The profits of the Bell Canada companies will decline if they cannot lower their expenses at the same rate. There could also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.
      Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

ANTICIPATING TECHNOLOGICAL CHANGE

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.
      Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
      We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.
      The Bell Canada companies are in the process of moving their core circuit-based infrastructure to IP technology. This should allow them to:

  offer integrated voice, data and video services
  offer a range of valuable network enabled business solutions to large business customers increase capital efficiency
  increase operating efficiency, including our efficiency in introducing and supporting services.

     As part of this move, the Bell Canada companies also plan to discontinue certain services that are based on circuit-based infrastructure. This is a necessary component of increasing capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If the Bell Canada companies cannot discontinue these services as planned, they will not be able to achieve improvements as expected.
      There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

21     2004 Quarterly Report     Bell Canada Enterprises

LIQUIDITY

Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our cash requirements and on our sources of liquidity.
      Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements and derivative instruments.
      In general, we finance our capital needs in four ways:

  from cash generated by our operations or investments
  by borrowing from commercial banks
  through debt and equity offerings in the capital markets
  by selling or otherwise disposing of assets.

     Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.
      Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and our credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
      BCE Inc. and certain of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed at favourable terms.
      We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including repayment of and refinancing our outstanding debt.
      Our plan in 2004 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to repay contractual obligations maturing in 2004 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected from issuing debt or equity.
      If we cannot raise the capital we need upon acceptable terms, we may have to:

  limit our ongoing capital expenditures
  limit our investment in new businesses
  try to raise additional capital by selling or otherwise disposing of assets.

     Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects in the long term.

RELIANCE ON MAJOR CUSTOMERS

An important amount of revenue earned by BCE group companies, including Bell Canada, comes from a small number of major customers. If they lose contracts with such major customers and cannot replace them, it could have a material and negative effect on their results.

22     2004 Quarterly Report     Bell Canada Enterprises

MAKING ACQUISITIONS

Our growth strategy includes making strategic acquisitions and entering into joint ventures. There is no assurance that we will find suitable companies to acquire or to partner with or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures.

LITIGATION, REGULATORY MATTERS AND CHANGES IN LAWS

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes, could also materially and negatively affect us. Any claim by a third party, with or without merit, that a significant part of our business infringes on its intellectual property could also materially and negatively affect us.
      Please see the BCE 2003 AIF for a detailed description of:

  the principal legal proceedings involving BCE
  certain regulatory initiatives and proceedings concerning the Bell Canada companies.

     Please see Recent Developments in Legal Proceedings in this MD&A for a description of recent material developments, since the BCE 2003 AIF, in the principal legal proceedings involving us.
      In addition, please refer to the discussion under Risks that could affect certain BCE group companies – Bell Canada companies – Changes to wireline regulations for a description of certain regulatory initiatives and proceedings that could affect the Bell Canada companies.

FUNDING AND CONTROL OF SUBSIDIARIES

BCE Inc. is currently funding, directly or indirectly, and may continue to fund, the operating losses of some of its subsidiaries in the future, but it is under no obligation to continue doing so. If BCE Inc. decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
      In addition, BCE Inc. does not have to remain the majority holder of, or maintain its current level or nature of ownership in, any subsidiary, unless it has agreed otherwise. The announcement of a decision by BCE Inc. to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
      If BCE Inc. stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. For example, certain members of the lending syndicate of Teleglobe, a former subsidiary of BCE Inc., and other creditors of Teleglobe have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe. You will find a description of these lawsuits in the BCE 2003 AIF under Legal proceedings we are involved in as updated in this MD&A under Recent Developments in Legal Proceedings. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of BCE Inc.’s securities. BCE Inc. could have to devote considerable management time and resources in responding to any such claim.

PENSION FUND CONTRIBUTIONS

Most of our pension plans had pension fund surpluses as of our most recent actuarial valuations. As a result, we have not had to make regular contributions to the pension funds in the past few years.

23     2004 Quarterly Report     Bell Canada Enterprises

     The decline in the capital markets in 2001 and 2002, combined with historically low interest rates, has significantly reduced the pension fund surpluses and negatively affected our net earnings.
      Our pension plan assets had higher returns than expected in 2003. There is no assurance that high returns will continue. If returns on pension plan assets decline again in the future, the surpluses could also continue to decline. If this happens, we might have to start making contributions to the pension funds. This could also have a material and negative effect on our results of operations.

RETAINING EMPLOYEES

Our success depends in large part on our ability to attract and retain key employees. The loss of key people, if it happens, could materially hurt our businesses and operating results.

RENEGOTIATING LABOUR AGREEMENTS

Approximately 45% of our employees are represented by unions and are covered by collective agreements. The following material collective agreements have expired:

  the collective agreement between Bell Canada and the Communications, Energy and Paperworkers Union of Canada (CEP), representing approximately 7,000 craft and services employees.
  the collective agreements between Aliant Telecom and its employees, representing approximately 4,200 employees. Most of these employees, represented by the Council of Atlantic Telecommunications Unions began a strike on April 23, 2004, the duration of which cannot be predicted.
  the collective agreements relating to employees of certain divisions and subsidiaries of CTV Inc (CTV), representing approximately 550 employees the collective agreement between Connexim, Limited Partnership and its employees, representing approximately 100 craft and services employees.

     The following material collective agreements will expire in 2004:

  the collective agreements between Entourage Technology Solutions Inc. and the CEP, representing approximately 2,000 technicians in Québec and Ontario, will expire on September 30, 2004 the collective agreements between certain divisions and subsidiaries of CTV and their employees, representing approximately 500 employees, will expire on or before December 31, 2004.

     Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition.

EVENTS AFFECTING OUR NETWORKS

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.
      Our network is connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and operating results.

24     2004 Quarterly Report     Bell Canada Enterprises

RISKS THAT COULD AFFECT BCE INC.

HOLDING COMPANY STRUCTURE

BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies. BCE Inc.’s cash flow and its ability to service its debt and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada. BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They do not have to pay dividends or make any other distributions to BCE Inc.

STOCK MARKET VOLATILITY

The stock markets have experienced significant volatility over the last few years, which has affected the market price and trading volumes of the shares of many telecommunications companies, in particular. Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to volatility in BCE Inc.’s common shares. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s common shares or other securities, may materially and negatively impact our ability to raise capital, issue debt, retain employees or make future strategic acquisitions or joint ventures.

RISKS THAT COULD AFFECT CERTAIN BCE GROUP COMPANIES

BELL CANADA COMPANIES

Changes to Wireline Regulations
 Decisions of regulatory agencies
 The business of the Bell Canada companies is affected by decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

Second Price Cap decision
 In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

  set a 3.5% productivity factor on many capped services, which may require the Bell Canada companies to reduce prices on these services extended price cap regulation to more services
  reduced the prices that incumbent telephone companies can charge competitors for services set procedures for enforcing standards of service quality
  effectively froze rates for residential services.

     The CRTC also established a deferral account and, on March 24, 2004, initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the accounts of the incumbent telephone companies during the first two years of the price cap period. There is a risk that the account could be used in a way that could have a negative financial effect on the Bell Canada companies.
      The balance in Bell Canada’s and Aliant Telecom’s deferral accounts at March 31, 2004 was estimated to be approximately $189 million. Clearing of these accounts is expected to begin in 2005.

25     2004 Quarterly Report     Bell Canada Enterprises

     On December 2, 2003, Bell Canada filed an application with the CRTC asking for approval to use some of the funds in its deferral account to expand its broadband services to certain areas. The CRTC has indicated that this application will be considered as part of the public proceeding in 2004.
      In addition, other follow-up issues to the Price Cap decision are expected to be resolved in 2004. The outcome of these issues could result in an additional negative effect on the results of the Bell Canada companies.

Decision on incumbent affiliates
 On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

  all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

     On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with the Bell Canada companies will be available on the public record.
      These decisions increase Bell Canada’s and its carrier affiliates’ regulatory burden at both the wholesale and retail levels. They could also cause some of their large customers to choose another preferred supplier, which could have a material and negative effect on their results of operations. These decisions are currently under appeal.

Allstream and Call-Net application concerning customer-specific arrangements
 On January 23, 2004, Allstream Corp. (Allstream) and Call-Net Enterprises Inc. (Call-Net) filed a joint application asking the CRTC to order Bell Canada to stop providing service under any carrier services agreement (CSAs) that are currently filed with the CRTC and are not yet approved.
      Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff. Allstream and Call-Net have also proposed that the CRTC suspend its approval of any new CSAs until Bell Canada’s appeal of the decision on incumbent affiliates is heard.
      Bell Canada provided its comments opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. Suspending approval of any new CSAs could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public notice on changes to minimum prices
 On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for the regulated services of the Bell Canada companies and for how incumbent telephone companies price their services, service bundles and customer contracts. It issued an amended public notice on December 8, 2003.

26     2004 Quarterly Report     Bell Canada Enterprises

The CRTC is also seeking comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It is too early to determine if the proposals will be implemented as proposed. If they are, the Bell Canada companies will be required to increase the minimum prices they charge for regulated services. This would limit their ability to compete. Bell Canada provided its comments to the CRTC on January 30, 2004.

Application seeking consistent regulation
 On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these converging sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others.
      On April 7, 2004, the CRTC invited comments on its preliminary views, as well as on any other relevant matters, and participation in a public consultation relating to the regulatory framework for VoIP. The CRTC stated its preliminary views that VoIP services that utilize telephone numbers that conform to the North American Numbering Plan (NANP) and allow subscribers to call or receive calls from any telephone with access to the Public Switched Telephone Network (PSTN) are functionally the same as switched telecommunications services. The CRTC stated that as a preliminary conclusion, when incumbent telephone companies provide VoIP services in their incumbent territories, they would be required to adhere to their existing tariffs or to file proposed tariffs where required, in conformity with applicable regulatory rules. The CRTC also provided its preliminary views with regard to the provision of 9-1-1 services, message relay service and privacy safeguards by local VoIP service providers.
      These proceedings could determine the rules for competition with other service providers and could affect the ability of the Bell Canada companies to compete in the future.

Licences and Changes to Wireless Regulation
 Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
      As a result of a recent Industry Canada decision, Bell Mobility’s and Aliant Telecom / MT&T Mobility Inc.’s cellular and PCS licences, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, these Bell Canada companies’ cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree, which could have a material and negative effect on the Bell Canada companies.
      In December 2003, Industry Canada issued its decision on changing the terms and the method of calculating the fees of cellular and PCS licences. The new fees are based on the amount of spectrum a carrier holds in a given geographic area. Fees were previously based on the degree of deployment or the number of radio sites in operation. The changes came into effect on April 1, 2004 and will be implemented over seven years. They are not expected to have a material impact on the amount of fees paid by the Bell Canada companies.
      In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal

27     2004 Quarterly Report     Bell Canada Enterprises

involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada companies. The final report is expected in June 2004.

Increased Accidents From Using Cellphones
 Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which could negatively affect the business of the Bell Canada companies.

Health Concerns About Radio Frequency Emissions
 It has been suggested that some radio frequency emissions from cellphones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the business of the Bell Canada companies. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on the business of the Bell Canada companies.

BELL EXPRESSVU

Bell ExpressVu currently uses two satellites, Nimiq 1 and Nimiq 2, for its video services. Telesat operates these satellites. Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, or of Bell ExpressVu’s terrestrial broadcasting infrastructure, could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition. Please see Risks that could affect certain BCE group companies – Telesat for more information on the risks concerning Telesat’s satellites.
      Bell ExpressVu is subject to programming and carriage requirements under its CRTC licence. Changes to the regulations that govern broadcasting or to its licence could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s application for the renewal of its existing DTH satellite television distribution undertaking licence was approved by the CRTC on March 31, 2004 upon essentially the same terms and conditions until August 31, 2010.
      Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it has started, or is participating in, several legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
      Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic counter-measures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses, reduce subscriber growth and increase churn.

28     2004 Quarterly Report     Bell Canada Enterprises

BELL GLOBEMEDIA

Dependence on Advertising
A large part of Bell Globemedia’s revenue from its television and print businesses comes from advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures, including its ability to attract and retain viewers and readers. In addition, the amount spent by advertisers is directly related to economic growth. An economic downturn tends to make it more difficult for Bell Globemedia to maintain or increase revenues. Advertisers have historically been sensitive to general economic cycles and, as a result, Bell Globemedia’s business, financial condition and results of operations could be materially and negatively affected by a downturn in the economy. In addition, most of Bell Globemedia’s advertising contracts are short-term contracts that the advertiser can cancel on short notice.

Increasing Fragmentation in Television Markets
Television advertising revenue largely depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade and this trend is expected to continue as new services and technologies increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach or retain viewers with attractive programming.

Revenues From Distributing Television Services
A significant portion of revenues from CTV’s specialty television operations comes from contractual arrangements with distributors, primarily cable and DTH operators. Many of these contracts have expired. In addition, competition has increased in the specialty television market. As a result, there is no assurance that contracts with distributors will be renewed on equally favourable terms.

Increased Competition for Fewer Print Customers
Print advertising revenue largely depends on circulation and readership. The existence of a competing national newspaper and a commuter paper in Toronto has increased competition, while the total circulation and readership of Canadian newspapers has continued to decline. This has resulted in higher costs, more competition in advertising rates and lower profit margins at The Globe and Mail.

Broadcast Licences
Each of CTV’s conventional and specialty services operates under licences issued by the CRTC for a fixed term of up to seven years. These licences are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC, and the conditions of each licensing or renewal decision, all of which may change. There is no assurance that any of CTV’s licences will be renewed. Any renewals, changes or amendments may have a material and negative effect on Bell Globemedia.

TELESAT

Launch and In-Orbit Risks
There is a risk that the satellites that Telesat currently has under construction, or satellites built in the future, may not be successfully launched. Telesat normally buys insurance to protect itself against this risk, but there is no assurance that it will be able to get launch coverage for the full value of any satellite proposed to be launched or at a favourable rate.
      Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission. Telesat has a number of measures in place to protect itself against this risk. These include engineering satellites with on-board redundancies by including spare equipment on the satellite and buying in-orbit insurance. However, there is no assurance that Telesat will be able to renew its in-orbit insurance with enough coverage or at a favourable rate.

29     2004 Quarterly Report     Bell Canada Enterprises

Anik F1 and Anik F1R
In August 2001, the manufacturer of the Anik F1 satellite advised Telesat of a gradual decline in power on the satellite. After investigation, it indicated that power will continue to decline at the rates observed to date. Telesat believes that this will affect some of the satellite’s core services in mid-2005.
      Telesat has insurance in place to cover the power loss on Anik F1 and filed a claim with its insurers in December 2002. In March 2004, it reached an agreement to settle this claim. The agreement provides for an initial payment in 2004 of U.S.$136.2 million to Telesat. It also provides for an additional payment of U.S.$49.1 million in 2007 if the power on Anik F1 degrades as predicted by the manufacturer. If it does not, the payments (including the U.S.$136.2 million initial payment) will be adjusted by applying a formula that is included in the settlement documents. It is expected that all of the initial payment will be received by the end of the second quarter of 2004.
      Telesat has a satellite under construction, Anik F1R, which is expected to replace Anik F1 in time to ensure that service to its customers will not be interrupted. There is no assurance that Telesat will be able to get launch and in-orbit coverage for the Anik F1R satellite, or that if it does get coverage, that it will be for the full value of the satellite or that it will be at a favourable rate.

Anik F2
Telesat has another satellite under construction, Anik F2. The manufacturer has delayed delivery of this satellite and, more recently, the launch service provider has indicated that there is potential for a further launch delay. Telesat is currently leasing a satellite to cover these delays. In addition, Telesat is making arrangements for the use of another satellite to cover potential further delays or a potential launch failure of Anik F2. Delays beyond those currently anticipated could require Telesat to refund prepayments to customers and result in additional costs.
      Telesat currently has commitments for insurance coverage for approximately 70% of Anik F2’s projected book value which expire on August 31, 2004. Telesat is continuing its efforts to obtain more insurance coverage. However, it is likely that Telesat will launch Anik F2 without full value coverage. In the event that Telesat is unable to obtain any additional coverage, the net impact of a launch failure could result in a potential after tax accounting loss estimated to be in the range of $95 million to $100 million. In the event that the launch of Anik F2 is delayed beyond August 31, 2004, there is no assurance that Telesat will be able to get launch insurance coverage for the Anik F2 satellite or that if it does get coverage that it will equate to the existing commitments or be at a favourable rate.

Nimiq 1 and Nimiq 2
Telesat carries in-orbit insurance on Nimiq 1 and Nimiq 2. Nimiq 1 is insured for its book value. Telesat expects to renew the in-orbit insurance for Nimiq 1 in 2004, but there is no assurance that it will be able to obtain coverage or, if it does, that it will be for the full value of the satellite or at a favourable rate.
      Following a partial failure and a successful insurance claim on Nimiq 2 in 2003, Telesat arranged for in-orbit insurance for approximately 50% of the residual value of Nimiq 2.

CGI

Long Sales Cycle for Major Outsourcing Contracts
The average sales cycle for large outsourcing contracts typically ranges from 6 to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting CGI’s ability to meet its growth targets.

30     2004 Quarterly Report     Bell Canada Enterprises

Foreign Currency Risks
CGI’s increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has a hedging strategy in place to protect itself, to the extent possible, against foreign currency exposure.

BCE EMERGIS

Adoption of e-Business
The success of BCE Emergis depends on widespread use of the Internet and other electronic networks as a way to do business. Because eBusiness and related activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted eBusiness as quickly as originally expected.
      BCE Emergis must increase the number of transactions it processes to build recurring revenue. This depends on how quickly its customers and its distributors’ customers adopt its services. It also depends on BCE Emergis’ ability to build an effective sales force, stimulate sales from distributors and influence their marketing plans. A significant decrease in the number of transactions that BCE Emergis processes could have a material and negative effect on its results.

Other Risks
BCE Emergis relies on strategic relationships to increase its customer base. If these relationships fail, its business and operating results could be materially and negatively affected. In addition, if BCE Emergis is unable to protect the physical and electronic security, and privacy, of applications, data bases and transactions, its business and customer relationships could be materially and negatively affected. Furthermore, defects in software products, failures or mistakes in processing electronic transactions, developments in cryptography technology and failure to enforce its intellectual property or prevent other parties from duplicating or designing around it may materially and negatively affect BCE Emergis’ business and operating results.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
      The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the BCE 2003 MD&A.
      We have not had any changes in the accounting standards or our accounting policies other than those described in the BCE 2003 MD&A.

31     2004 Quarterly Report     Bell Canada Enterprises

Consolidated Financial Statements

Consolidated Statements of Operations

For the three months ended March 31 (in $ millions, except share amounts) (unaudited)	2004	2003

Operating revenues	4,697	4,676

Operating expenses	(2,852)	(2,903)
Amortization expense	(775)	(762)
Net benefit plans cost (Note 4)	(63)	(42)
Restructuring and other charges	(1)	–

Total operating expenses	(3,691)	(3,707)

Operating income	1,006	969
Other income	34	51
Interest expense	(248)	(278)

Earnings from continuing operations before income taxes and non-controlling interest
	792	742
Income taxes	(269)	(240)
Non-controlling interest	(44)	(38)

Earnings from continuing operations	479	464
Discontinued operations	9	9

Net earnings	488	473
Dividends on preferred shares	(18)	(15)
Premium on redemption of preferred shares	–	(7)

Net earnings applicable to common shares	470	451

Net earnings per common share – basic
Continuing operations	0.50	0.48
Discontinued operations	0.01	0.02
Net earnings	0.51	0.50
Net earnings per common share – diluted
Continuing operations	0.50	0.48
Discontinued operations	0.01	0.02
Net earnings	0.51	0.50
Dividends per common share	0.30	0.30
Average number of common shares outstanding – basic (millions)	924.1	917.1

Consolidated Statements of Deficit

	For the three months ended March 31 (in $ millions) (unaudited)	2004	2003

	Balance at beginning of period, as previously reported	(5,830)	(6,435)
	Accounting policy change for asset retirement obligations (Note 1)	(7)	(7)

	Balance at beginning of period, as restated	(5,837)	(6,442)
	Net earnings	488	473
Dividends	– Preferred shares	(18)	(15)
	– Common shares	(277)	(275)

		(295)	(290)
	Premium on redemption of preferred shares	–	(7)
	Other	(1)	1

	Balance at end of period	(5,645)	(6,265)

32     2004 Quarterly Report     Bell Canada Enterprises

Consolidated Balance Sheets

	March 31	December 31
(in $ millions) (unaudited)	2004	2003

ASSETS
Current assets
Cash and cash equivalents (1)	1,511	714
Accounts receivable	2,283	2,077
Other current assets	882	745
Current assets of discontinued operations	–	45

Total current assets	4,676	3,581
Capital assets	20,932	21,195
Other long-term assets	3,559	3,550
Indefinite-life intangible assets	2,910	2,910
Goodwill	7,875	7,825
Non-current assets of discontinued operations	55	276

Total assets	40,007	39,337

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,759	3,691
Debt due within one year	1,171	1,537
Current liabilities of discontinued operations	–	27

Total current liabilities	4,930	5,255
Long-term debt	13,126	12,393
Other long-term liabilities	4,774	4,713

Total liabilities	22,830	22,361

Non-controlling interest	3,385	3,403

SHAREHOLDERS’ EQUITY
Preferred shares	1,670	1,670

Common shareholders’ equity
Common shares	16,753	16,749
Contributed surplus	1,045	1,037
Deficit	(5,645)	(5,837)
Currency translation adjustment	(31)	(46)

Total common shareholders’ equity	12,122	11,903

Total shareholders’ equity	13,792	13,573

Total liabilities and shareholders’ equity	40,007	39,337

(1) Cash and cash equivalents of $1,511 million at March 31, 2004 included $66 million of restricted cash. This amount represented a private placement by BCE Inc. in CGI Group Inc. (CGI) of approximately 8.3 million subscription receipts which were automatically exchanged for CGI Class A subordinate shares in May 4, 2004.

33     2004 Quarterly Report     Bell Canada Enterprises

Consolidated Statements of Cash Flows

For the three months ended March 31 (in $ millions) (unaudited)	2004	2003

Cash flows from operating activities
Earnings from continuing operations	479	464
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:

Amortization expense	775	762
Net benefit plans cost	63	42
Future income taxes	61	(20)
Non-controlling interest	44	38
Contributions to employee pension plans	(29)	(6)
Other employee future benefit plan payments	(24)	(21)
Other	40	44
Changes in non-cash working capital	(166)	(146)

	1,243	1,157

Cash flows from investing activities
Capital expenditures	(688)	(594)
Business acquisitions	(81)	(63)
Business dispositions	16	–
Decrease in investments accounted for under the cost and equity methods	6	7
Other	20	(40)

	(727)	(690)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	19	(113)
Issue of long-term debt	1,326	1,792
Repayment of long-term debt	(939)	(366)
Issue of common shares	4	5
Issue of preferred shares	–	510
Redemption of preferred shares	–	(357)
Issue of equity securities by subsidiaries to non-controlling interest	7	73
Redemption of equity securities by subsidiaries from non-controlling interest	(43)	(19)
Cash dividends paid on common and preferred shares	(299)	(268)
Cash dividends paid by subsidiaries to non-controlling interest	(42)	(44)
Other	(48)	(2)

	(15)	1,211

Cash provided by continuing operations	501	1,678
Cash provided by discontinued operations	288	4

Net increase in cash and cash equivalents	789	1,682
Cash and cash equivalents at beginning of period	722	306

Cash and cash equivalents at end of period	1,511	1,988

Consists of:
Cash and cash equivalents of continuing operations	1,511	1,941
Cash and cash equivalents of discontinued operations	–	47

Total	1,511	1,988

34     2004 Quarterly Report     Bell Canada Enterprises

Notes to Consolidated Financial Statements

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2003, on pages 64 to 101 of BCE Inc.’s 2003 annual report.

These notes are unaudited.

All amounts are in millions of Canadian dollars, except where noted.

 We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2003, except as noted below.

Change in accounting policy
 Effective January 1, 2004, we retroactively adopted section 3110 of the CICA Handbook, Asset retirement obligations. As a result, we restated the comparative figures. The impact on our consolidated statement of operations for the three months ended March 31, 2004 and prior periods was negligible. At December 31, 2003, this resulted in:

  an increase of $6 million in capital assets
  an increase of $17 million in other long-term liabilities
  a decrease of $4 million in future income tax liabilities
  an increase of $7 million in the deficit.

Comparative figures
 We have reclassified some of the figures for the comparative period in the consolidated financial statements to make them consistent with the current period’s presentation.

Stock-based compensation plans
 Starting in 2004, we made a number of changes to the key features in our stock-based compensation plans, which included transferring approximately 50% of the value of the long-term incentive plan, where stock options are granted, into a new mid-term plan under which restricted share units (RSUs) are used. We record compensation expense for each RSU granted equal to the market value of a BCE Inc. common share at the date of grant prorated over the vesting period. The compensation expense will be adjusted for future changes in the market value of BCE Inc. common shares until the vesting date. The cumulative effect of the change will be recognized in the period of the change. Subject to compliance with individual share ownership requirements, vested RSUs will be paid in BCE Inc. common shares purchased on the open market or in cash.

NOTE 2. SEGMENTED INFORMATION

Starting in the first quarter of 2004, we report our results of operations under five segments: Consumer, Business, Aliant, Other Bell Canada and Other BCE. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data, including Internet access, and other services to Bell Canada’s small and medium-sized businesses (SMB) and enterprise customers in Ontario and Québec as well as business customers in Western Canada through Bell West Inc. (Bell West).
     The Aliant segment provides local telephone, long distance, wireless, data, including Internet access and other services to residential and business customers in Atlantic Canada and represents the operations of our subsidiary, Aliant Inc. (Aliant).
     The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Télébec Limited Partnership (Télébec), Northern Telephone Limited Partnership (Northern Telephone) and Northwestel Inc. (Northwestel). Our wholesale unit provides local telephone, long distance, data and other services to competitors who resell these services. Télébec, Northern Telephone and Northwestel provide telecommunications services to less-populated areas in Québec, Ontario and Canada’s northern territories.
     The Other BCE segment includes the financial results of our other media, satellite, information technology (IT) and e-business activities as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia), Telesat Canada (Telesat), CGI Group Inc. (CGI) and BCE Emergis Inc. (BCE Emergis).

35     2004 Quarterly Report     Bell Canada Enterprises

NOTE 2. SEGMENTED INFORMATION (continued)

For the three months ended March 31		2004	2003

Operating revenues
Consumer	External	1,807	1,712
	Inter-segment	18	17

		1,825	1,729

Business	External	1,360	1,360
	Inter-segment	75	61

		1,435	1,419

Aliant	External	464	464
	Inter-segment	40	37

		504	501

Other Bell Canada	External	438	520
	Inter-segment	36	32

		474	552

Inter-segment eliminations		(132)	(118)

Bell Canada		4,106	4,083

Other BCE	External	628	622
	Inter-segment	99	100

		727	722

Inter-segment eliminations		(136)	(129)

Total operating revenues		4,697	4,676

Operating Income
Consumer		526	493
Business		241	190
Aliant		82	81
Other Bell Canada		111	162

Bell Canada		960	926
Other BCE		46	43

Total operating income		1,006	969
Other income		34	51
Interest expense		(248)	(278)
Income taxes		(269)	(240)
Non-controlling interest		(44)	(38)

Earnings from continuing operations		479	464

36     2004 Quarterly Report     Bell Canada Enterprises

NOTE 3. STOCK-BASED COMPENSATION PLANS

RSUs
 During the first quarter of 2004, 1,833,276 RSUs were granted. We recorded compensation expense of $4 million.

BCE Inc. stock options
 The table below is a summary of the status of BCE Inc.’s stock option programs.

	Number of shares	Weighted average exercise price ($)

Outstanding, January 1, 2004	24,795,545	$32
Granted	5,394,776	$30
Exercised	(217,491)	$15
Expired/forfeited	(307,413)	$33

Outstanding, March 31, 2004	29,665,417	$32

Exercisable, March 31, 2004	13,849,767	$34

Teleglobe stock options The table below is a summary of the status of Teleglobe’s stock option programs.

	Number of BCE Inc. shares	Weighted average exercise price ($)

Outstanding, January 1, 2004	955,175	$21
Exercised	(23,572)	$16

Outstanding and exercisable, March 31, 2004	931,603	$22

Assumptions used in stock-option pricing model The table below shows the assumptions used to determine stock-based compensation expense using the Black-Scholes option pricing model.

For the three months ended March 31	2004	2003

Compensation cost (in $ millions)	8	8
Number of stock options granted	5,394,776	5,351,051
Weighted average fair value per option granted ($)	3	6
Assumptions
Dividend yield	4.0%	3.6%
Expected volatility	27%	30%
Risk-free interest rate	3.1%	4.1%
Expected life (years)	3.5	4.5

37     2004 Quarterly Report     Bell Canada Enterprises

NOTE 4. EMPLOYEE BENEFIT PLANS The table below shows the components of net benefit plans cost.

	Pension benefits		Other benefits
For the three months ended March 31	2004	2003	2004	2003

Current service cost	60	56	8	8
Interest cost on accrued benefit obligation	201	188	26	26
Expected return on plan assets	(237)	(235)	(2)	(2)
Amortization of past service costs	2	2	–	–
Amortization of net actuarial losses	8	6	–	–
Amortization of transitional (asset) obligation	(11)	(11)	7	7
Increase (decrease) in valuation allowance	1	(3)	–	–

Net benefit plans cost	24	3	39	39

The table below shows the amounts we contributed to the pension benefit plans and the payments made to beneficiaries under other employee future benefit plans.

	Pension benefits		Other benefits
For the three months ended March 31	2004	2003	2004	2003

Aliant	19	3	1	1
Bell Canada	5	1	23	20
Bell Globemedia	3	1	–	–
BCE Inc.	2	1	–	–

Total	29	6	24	21

38     2004 Quarterly Report     Bell Canada Enterprises

BCE Inc. 1000, rue de La Gauchetière Ouest Bureau 3700 Montréal (Québec) H3B 4Y7 www.bce.ca Communications e-mail:bcecomms@bce.ca tel: 1 888 932-6666 fax: (514) 870-4385

This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can also be found on BCE Inc.’s Web site at www.bce.ca or is available upon request from:

Investor Relations
e-mail:investor.relations@bce.ca
tel:      1 800 339-6353
fax:     (514) 786-3970

For further information concerning the Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

Computershare Trust
Company of Canada
100 University Avenue, 9th Floor,
Toronto, Ontario M5J 2Y1
tel:      (514) 982-7555
or        1 800 561-0934
fax:     (416) 263-9394
for       1 888 453-0330
e-mail: bce@computershare.com

PRINTED IN CANADA 04-05 BCE-1E

For further information, contact
BCE Investor Relations

Sophie Argiriou
514-786-8145
sophie.argiriou@bell.ca
George Walker
514-870-2488
george.walker@bell.ca
Roland Ribotti
514-870-9034
roland.ribotti@bell.ca

BCE Consolidated(1)
Consolidated Operational Data

	Q1	Q1
($ millions, except per share amounts)	2004	2003	$ change	% change

Operating revenues	4,697	4,676	21	0.4%
Operating expenses	(2,852)	(2,903)	51	1.8%

EBITDA(2)	1,845	1,773	72	4.1%
EBITDA margin	39.3%	37.9%		1.4 pts.
Amortization expense	(775)	(762)	(13)	(1.7%	)
Net benefit plans cost	(63)	(42)	(21)	(50.0%	)
Restructuring and other charges	(1)	-	(1)	n.m.

Operating income	1,006	969	37	3.8%
Other income	34	51	(17)	(33.3%	)
Interest expense	(248)	(278)	30	10.8%

Earnings from continuing operations before
income taxes and non-controlling interest	792	742	50	6.7%
Income taxes	(269)	(240)	(29)	(12.1%	)
Non-controlling interest	(44)	(38)	(6)	(15.8%	)

Earnings from continuing operations	479	464	15	3.2%
Discontinued operations	9	9	-	0.0%

Net earnings	488	473	15	3.2%
Dividends on preferred shares	(18)	(15)	(3)	(20.0%	)
Premium on redemption of preferred shares	-	(7)	7	n.m.

Net earnings applicable to common shares	470	451	19	4.2%

Net earnings per common share - basic
Continuing operations	$0.50	$0.48	$0.02	4.2%
Discontinued operations	$0.01	$0.02	$(0.01)	(50.0%	)
Net earnings	$0.51	$0.50	$0.01	2.0%
Net earnings per common share - diluted
Continuing operations	$0.50	$0.48	$0.02	4.2%
Discontinued operations	$0.01	$0.02	$(0.01)	(50.0%	)
Net earnings	$0.51	$0.50	$0.01	2.0%
Dividends per common share	$0.30	$0.30	$-	0.0%
Average number of common shares outstanding — basic (millions)	924.1	917.1

The following items are included in net earnings:
Net gains on sale of investments and dilution gains
Continuing operations	-	-
Discontinued operations	6	-

Total	6	-
Impact on net earnings per share	$0.01	$-

n.m. : not meaningful

BCE Inc. Supplementary Financial Information - First Quarter 2004 Page 2

BCE Consolidated(1)
Consolidated Operational Data — Historical Trend

		Total
($ millions, except per share amounts)	Q1 04	2003	Q4 03	Q3 03	Q2 03	Q1 03

Operating revenues	4,697	18,972	4,875	4,688	4,733	4,676
Operating expenses	(2,852)	(11,546)	(3,021)	(2,789)	(2,833)	(2,903)

EBITDA(2)	1,845	7,426	1,854	1,899	1,900	1,773
EBITDA margin	39.3%	39.1%	38.0%	40.5%	40.1%	37.9%
Amortization expense	(775)	(3,147)	(786)	(813)	(786)	(762)
Net benefit plans cost	(63)	(175)	(46)	(44)	(43)	(42)
Restructuring and other charges	(1)	(52)	(51)	(1)	-	-

Operating income	1,006	4,052	971	1,041	1,071	969
Other income	34	213	136	19	7	51
Interest expense	(248)	(1,093)	(263)	(267)	(285)	(278)

Earnings from continuing operations before
income taxes and non-controlling interest	792	3,172	844	793	793	742
Income taxes	(269)	(1,136)	(340)	(285)	(271)	(240)
Non-controlling interest	(44)	(191)	(46)	(50)	(57)	(38)

Earnings from continuing operations	479	1,845	458	458	465	464
Discontinued operations	9	(30)	(58)	6	13	9

Net earnings	488	1,815	400	464	478	473
Dividends on preferred shares	(18)	(64)	(14)	(18)	(17)	(15)
Premium on redemption of preferred shares	-	(7)	-	-	-	(7)

Net earnings applicable to common shares	470	1,744	386	446	461	451

Net earnings per common share - basic
Continuing operations	$0.50	$1.93	$0.48	$0.48	$0.49	$0.48
Discontinued operations	$0.01	$(0.03)	$(0.07)	$0.01	$0.01	$0.02
Net earnings	$0.51	$1.90	$0.41	$0.49	$0.50	$0.50
Net earnings per common share - diluted
Continuing operations	$0.50	$1.92	$0.48	$0.47	$0.49	$0.48
Discontinued operations	$0.01	$(0.03)	$(0.07)	$0.01	$0.01	$0.02
Net earnings	$0.51	$1.89	$0.41	$0.48	$0.50	$0.50
Dividends per common share	$0.30	$1.20	$0.30	$0.30	$0.30	$0.30
Average number of common shares outstanding - basic (millions)	924.1	920.3	923.4	921.5	919.3	917.1

The following items are included in net earnings:
Net gains on sale of investments and dilution gains
Continuing operations	-	84	84	-	-	-
Discontinued operations	6	(65)	(73)	8	-	-
Restructuring and other charges	-	(24)	(30)	6	-	-

Total	6	(5)	(19)	14	-	-
Impact on net earnings per share	$0.01	$-	$(0.01)	$0.01	$-	$-

BCE Inc. Supplementary Financial Information - First Quarter 2004 Page 3

BCE Consolidated(1)
Segmented Data

	Q1	Q1
($ millions, except where otherwise indicated)	2004	2003	$ change	% change

Revenues
Consumer	1,825	1,729	96	5.6%
Business	1,435	1,419	16	1.1%
Aliant	504	501	3	0.6%
Other Bell Canada	474	552	(78)	(14.1%	)
Inter-segment eliminations	(132)	(118)	(14)	(11.9%	)

Total Bell Canada	4,106	4,083	23	0.6%
Other BCE
Bell Globemedia	342	335	7	2.1%
Advertising	249	235	14	6.0%
Subscriber	74	74	-	0.0%
Production and Sundry	19	26	(7)	(26.9%	)
Telesat	84	79	5	6.3%
CGI	220	219	1	0.5%
BCE Emergis	70	79	(9)	(11.4%	)
Other	11	10	1	10.0%

Total Other BCE	727	722	5	0.7%
Inter-segment eliminations	(136)	(129)	(7)	(5.4%	)

Total revenues	4,697	4,676	21	0.4%

Operating income
Consumer	526	493	33	6.7%
Business	241	190	51	26.8%
Aliant	82	81	1	1.2%
Other Bell Canada	111	162	(51)	(31.5%	)
Total Bell Canada	960	926	34	3.7%
Other BCE
Bell Globemedia	40	19	21	n.m.
Telesat	31	32	(1)	(3.1%	)
CGI	21	22	(1)	(4.5%	)
BCE Emergis	(5)	(12)	7	58.3%
Other	(41)	(18)	(23)	n.m.

Total Other BCE	46	43	3	7.0%

Total Operating income	1,006	969	37	3.8%

Capital expenditures(3)
Consumer	262	208	(54)	(26.0%	)
Business	197	193	(4)	(2.1%	)
Aliant	85	71	(14)	(19.7%	)
Other Bell Canada	46	62	16	25.8%

Total Bell Canada	590	534	(56)	(10.5%	)
Other BCE
Telesat	65	36	(29)	(80.6%	)
Other	33	24	(9)	(37.5%	)

Total capital expenditures	688	594	(94)	(15.8%)

BCE Inc.      Supplementary Financial Information - First Quarter 2004     Page 4

BCE Consolidated(1)
Segmented Data — Historical Trend

		Total
($ millions, except where otherwise indicated)	Q1 04	2003	Q4 03	Q3 03	Q2 03	Q1 03

Revenues
Consumer	1,825	7,203	1,868	1,838	1,768	1,729
Business	1,435	5,839	1,516	1,440	1,464	1,419
Aliant	504	2,059	527	514	517	501
Other Bell Canada	474	2,003	468	478	505	552
Inter-segment eliminations	(132)	(490)	(133)	(115)	(124)	(118)

Total Bell Canada	4,106	16,614	4,246	4,155	4,130	4,083
Other BCE
Bell Globemedia	342	1,363	375	296	357	335
Advertising	249	978	283	201	259	235
Subscriber	74	291	69	73	75	74
Production and Sundry	19	94	23	22	23	26
Telesat	84	345	99	84	83	79
CGI	220	849	211	205	214	219
BCE Emergis	70	316	77	78	82	79
Other	11	51	15	13	13	10

Total Other BCE	727	2,924	777	676	749	722
Inter-segment eliminations	(136)	(566)	(148)	(143)	(146)	(129)

Total revenues	4,697	18,972	4,875	4,688	4,733	4,676

Operating income
Consumer	526	1,985	471	552	469	493
Business	241	785	199	193	203	190
Aliant	82	415	108	104	122	81
Other Bell Canada	111	651	152	163	174	162

Total Bell Canada	960	3,836	930	1,012	968	926
Other BCE
Bell Globemedia	40	167	66	20	62	19
Telesat	31	124	33	28	31	32
CGI	21	91	22	23	24	22
BCE Emergis	(5)	(69)	(42)	(8)	(7)	(12)
Other	(41)	(97)	(38)	(34)	(7)	(18)

Total Other BCE	46	216	41	29	103	43

Total Operating Income	1,006	4,052	971	1,041	1,071	969

Capital expenditures(3)
Consumer	262	1,287	485	307	287	208
Business	197	936	286	228	229	193
Aliant	85	333	97	92	73	71
Other Bell Canada	46	336	123	81	70	62

Total Bell Canada	590	2,892	991	708	659	534
Other BCE
Telesat	65	159	43	64	16	36
Other	33	128	49	22	33	24

Total capital expenditures	688	3,179	1,083	794	708	594

BCE Inc.     Supplementary Financial Information - First Quarter 2004     Page 5

BCE Consolidated
Consolidated Balance Sheet Data

	March 31	December 31
($ millions, except where otherwise indicated)	2004	2003

ASSETS
Current assets
Cash and cash equivalents	1,511	714
Accounts receivable	2,283	2,077
Other current assets	882	745
Current assets of discontinued operations	-	45

Total current assets	4,676	3,581
Capital assets	20,932	21,195
Other long-term assets	3,559	3,550
Indefinite-life intangible assets	2,910	2,910
Goodwill	7,875	7,825
Non-current assets of discontinued operations	55	276

Total assets	40,007	39,337

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,759	3,691
Debt due within one year	1,171	1,537
Current liabilities of discontinued operations	-	27

Total current liabilities	4,930	5,255
Long-term debt	13,126	12,393
Other long-term liabilities	4,774	4,713

Total liabilities	22,830	22,361

Non-controlling interest	3,385	3,403

SHAREHOLDERS’ EQUITY
Preferred shares	1,670	1,670

Common shareholders’ equity
Common shares	16,753	16,749
Contributed surplus	1,045	1,037
Deficit	(5,645)	(5,837)
Currency translation adjustment	(31)	(46)

Total common shareholders’ equity	12,122	11,903

Total shareholders’ equity	13,792	13,573

Total liabilities and shareholders’ equity	40,007	39,337

Number of common shares outstanding	924.2	924.0

Key ratios

Net debt : Total Capitalization	42.7%	43.8%
Net debt : Trailing 12 month EBITDA	1.71	1.78
EBITDA : Interest (trailing 12 month)	7.05	6.79

BCE Inc.     Supplementary Financial Information - First Quarter 2004     Page 6

BCE Consolidated
Consolidated Cash Flow Data

	Q1	Q1
($ millions, except where otherwise indicated)	2004	2003	$ change

Cash flows from operating activities
Earnings from continuing operations	479	464	15
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	775	762	13
Net benefit plans cost	63	42	21
Future income taxes	61	(20)	81
Non-controlling interest	44	38	6
Contributions to employee benefit plans and other benefit plan payments	(53)	(27)	(26)
Other	40	44	(4)
Change in non-cash working capital	(166)	(146)	(20)

	1,243	1,157	86

Capital expenditures	(688)	(594)	(94)
Other investing items	20	(40)	60
Cash preferred dividends and cash dividends paid by subsidiaries
to non-controlling interest	(64)	(55)	(9)

Free Cash Flow from operations, before common dividends(2)	511	468	43
Cash common dividends	(277)	(257)	(20)

Free Cash Flow from operations, after common dividends(2)	234	211	23
Business acquisitions	(81)	(63)	(18)
Business dispositions	16	-	16
Decrease in investments accounted for under the cost and equity methods	6	7	(1)

Free Cash Flow after investments and divestitures	175	155	20

Other financing activities
Increase (decrease) in notes payable and bank advances	19	(113)	132
Issue of long-term debt	1,326	1,792	(466)
Repayment of long-term debt	(939)	(366)	(573)
Issue of common shares	4	5	(1)
Issue of preferred shares	-	510	(510)
Redemption of preferred shares	-	(357)	357
Issue of equity securities by subsidiaries to non-controlling interest	7	73	(66)
Redemption of equity securities by subsidiaries from non-controlling interest	(43)	(19)	(24)
Other	(48)	(2)	(46)

	326	1,523	(1,197)

Cash provided by continuing operations	501	1,678	(1,177)
Cash provided by discontinued operations	288	4	284

Net increase in cash and cash equivalents	789	1,682	(893)
Cash and cash equivalents at beginning of period	722	306	416

Cash and cash equivalents at end of period	1,511	1,988	(477)
Consists of:
Cash and cash equivalents of continuing operations	1,511	1,941	(430)
Cash and cash equivalents of discontinued operations	-	47	(47)

Total	1,511	1,988	(477)

Other information

Capital expenditures as a percentage of revenues	14.6%	12.7%	(1.9) pts
Cash flow per share(4)	$0.60	$0.61	$(0.01)
Annualized cash flow yield(5)	8.0%	7.6%	0.4 pts
Common dividend payout	58.9%	57.0%	1.9 pts

BCE Inc.     Supplementary Financial Information - First Quarter 2004     Page 7

BCE Consolidated
Consolidated Cash Flow Data — Historical Trend

($ millions, except where otherwise indicated)	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Cash flows from operating activities
Earnings from continuing operations	479	1,845	458	458	465	464
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	775	3,147	786	813	786	762
Net benefit plans cost	63	175	46	44	43	42
Restructuring and other charges (non-cash portion)	-	44	49	(5)	-	-
Net gains on investments	-	(76)	(101)	25	-	-
Future income taxes	61	433	217	134	102	(20)
Non-controlling interest	44	191	46	50	57	38
Contributions to employee benefit plans and other benefit plan payments	(53)	(247)	(110)	(68)	(42)	(27)
Other	40	(90)	(31)	(12)	(91)	44
Change in non-cash working capital	(166)	593	250	429	60	(146)

	1,243	6,015	1,610	1,868	1,380	1,157

Capital expenditures	(688)	(3,179)	(1,083)	(794)	(708)	(594)
Other investing items	20	64	(7)	156	(45)	(40)
Cash preferred dividends and cash dividends paid by subsidiaries to non-controlling interest	(64)	(245)	(69)	(52)	(69)	(55)

Free Cash Flow from operations, before common dividends (2)	511	2,655	451	1,178	558	468
Cash common dividends	(277)	(1,029)	(259)	(259)	(254)	(257)

Free Cash Flow from operations, after common dividends (2)	234	1,626	192	919	304	211
Business acquisitions	(81)	(119)	(42)	(7)	(7)	(63)
Business dispositions	16	55	-	55	-	-
Decrease (increase) in investments accounted for under the cost and equity methods	6	164	151	7	(1)	7

Free Cash Flow after investments and divestitures	175	1,726	301	974	296	155

Other financing activities
Increase (decrease) in notes payable and bank advances	19	(295)	(53)	(73)	(56)	(113)
Issue of long-term debt	1,326	1,986	105	17	72	1,792
Repayment of long-term debt	(939)	(3,515)	(1,538)	(147)	(1,464)	(366)
Issue of common shares	4	19	5	5	4	5
Issue of preferred shares	-	510	-	-	-	510
Redemption of preferred shares	-	(357)	-	-	-	(357)
Issue of equity securities and convertible debentures by subsidiaries to non-controlling interest	7	130	19	24	14	73
Redemption of equity securities by subsidiaries from non-controlling interest	(43)	(108)	(34)	(39)	(16)	(19)
Other	(48)	(44)	(42)	56	(56)	(2)

	326	(1,674)	(1,538)	(157)	(1,502)	1,523

Cash provided by (used in) continuing operations	501	52	(1,237)	817	(1,206)	1,678
Cash provided by discontinued operations	288	364	342	4	14	4

Net increase (decrease) in cash and cash equivalents	789	416	(895)	821	(1,192)	1,682
Cash and cash equivalents at beginning of period	722	306	1,617	796	1,988	306

Cash and cash equivalents at end of period	1,511	722	722	1,617	796	1,988

Consists of:
Cash and cash equivalents of continuing operations	1,511	714	714	1,552	735	1,941
Cash and cash equivalents of discontinued operations	-	8	8	65	61	47

Total	1,511	722	722	1,617	796	1,988

Other information
Capital expenditures as a percentage of revenues	14.6%	16.8%	22.2%	16.9%	15.0%	12.7%
Cash flow per share (4)	$ 0.60	$ 3.08	$ 0.57	$ 1.17	$ 0.73	$ 0.61
Annualized cash flow yield (5)	8.0%	9.9%	6.8%	17.6%	8.0%	7.6%
Common dividend payout	58.9%	59.0%	67.1%	58.1%	55.1%	57.0%

BCE Inc.    Supplementary Financial Information - First Quarter 2004    Page 8

Proportionate Net Debt, Preferreds and EBITDA

BCE Corporate and Bell Canada Net debt and preferreds

At March 31, 2004 ($ millions, except where otherwise indicated)	Bell Canada (excl. Aliant)	Aliant	Bell Canada Statutory	Inter- company eliminations	Total Bell Canada	BCE Inc. Corporate

Bank indebtedness / (cash and cash equivalents)	(789)	(323)	(1,112)	142	(970)	(66)
Long-term debt	9,443	888	10,331	(383)	9,948	2,000
Debt due within one year	1,000	111	1,111	(41)	1,070	-
Long-term note receivable from BCH	(498)	-	(498)	498	-	-
PPA fair value increment(6)	-	-	-	-	132	-

Net debt	9,156	676	9,832	216	10,180	1,934
Preferred shares - Bell Canada (7)	1,100	-	1,100	-	1,100	-
Preferred shares - Aliant (7)	-	172	172	-	172	-
Perpetual Preferred shares - BCE	-	-	-	-	-	1,670
Nortel common shares at market	-	-	-	-	-	(109)

Net debt and preferreds	10,256	848	11,104	216	11,452	3,495

Proportionate net debt and preferreds, Trailing EBITDA

For the quarter ended March 31 , 2004 ($ millions, except where otherwise indicated)	% owned by BCE	Proportionate net debt and preferreds	TOTAL EBITDA					PROPORTIONATE EBITDA

			Q1 04	Q4 03	Q3 03	Q2 03	Trailing	Q1 04	Q4 03	Q3 03	Q2 03	Trailing

Bell Canada (excluding Aliant)	100%	10,604*	1,549	1,514	1,584	1,527	6,174	1,549	1,514	1,584	1,527	6,174
Aliant	53.5%	454	206	217	233	233	889	110	116	125	125	476

Total Bell Canada Consolidated		11,058	1,755	1,731	1,817	1,760	7,063	1,659	1,630	1,709	1,652	6,650
Other BCE
Bell Globemedia	68.5%	429	56	83	36	77	252	34	50	18	45	147
Telesat	100%	392	54	55	51	50	210	54	55	51	50	210
CGI	29.8%	38	31	33	32	35	131	31	33	32	35	131
BCE Emergis	63.8%	(221)	1	6	4	5	16	1	4	3	3	11
Corporate and other	100%	3,508	(32)	(35)	(22)	(9)	(98)	(32)	(35)	(22)	(9)	(98)

Total Other BCE	100%	4,146	110	142	101	158	511	88	107	82	124	401
Inter-segment eliminations			(20)	(19)	(19)	(18)	(76)	(20)	(19)	(19)	(18)	(76)

Total		15,204	1,845	1,854	1,899	1,900	7,498	1,727	1,718	1,772	1,758	6,975

* Calculated the following way: Bell Canada (excl. Aliant) net debt and preferred of $10,256 million plus $216 million of inter-company eliminations plus $132 million PPA fair value increment.

BCE inc.    Supplementary Financial Information - First Quarter 2004    Page 9

Bell Canada Consolidated (1)
Operational Data

($ millions, except where otherwise indicated)	Q1 2004	Q1 2003	$ change	% change

Revenues
Local and access	1,379	1,386	(7)	(0.5%)
Long distance	606	686	(80)	(11.7%)
Wireless	651	551	100	18.1%
Data	892	920	(28)	(3.0%)
Video	207	177	30	16.9%
Terminal sales and other	371	363	8	2.2%

Total operating revenues	4,106	4,083	23	0.6%
Operating expenses	(2,351)	(2,390)	39	1.6%

EBITDA	1,755	1,693	62	3.7%

EBITDA margin (%)	42.7%	41.5%		1.2 pts

Amortization expense	(732)	(723)	(9)	(1.2%)
Net benefit plans cost	(60)	(44)	(16)	(36.4%)
Restructuring and other charges	(3)	-	(3)	n.m.

Operating income	960	926	34	3.7%

Other information

Cash flow information
Free Cash Flow (FCF)
Cash from operating activities	1,195	862	333	38.6%
Capital expenditures	(590)	(534)	(56)	(10.5%)
Dividends and distributions	(503)	(389)	(114)	(29.3%)
Interest on equity-settled notes	-	(23)	23	n.m
Other investing items	(7)	(3)	(4)	n.m

Total	95	(87)	182	n.m

Capital expenditures as a percentage of revenues (%)	14.4%	13.1%		(1.3 pts)

Balance Sheet Information	March 31	December 31
Capital Structure	2004	2003

Net Debt
Long-term debt	10,331	10,024
Debt due within one year	1,111	1,165
Less: Cash and cash equivalents	(1,112)	(398)

Total Net Debt	10,330	10,791
Non-controlling interest	1,608	1,627
Total shareholders' equity	9,682	9,520

Total Capitalization	21,620	21,938

Net Debt: Total Capitalization	47.8%	49.2%
Net Debt: EBITDA	1.46	1.54
EBITDA : Interest	7.66	7.41

BCE Inc. Supplementary Financial Information - First Quarter 2004    Page 10

Bell Canada Consolidated (1)
Operational Data — Historical Trend

($ millions, except where otherwise indicated)	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Revenues
Local and access	1,379	5,601	1,401	1,410	1,404	1,386
Long distance	606	2,544	602	641	615	686
Wireless	651	2,461	658	645	607	551
Data	892	3,717	955	906	936	920
Video	207	759	200	192	190	177
Terminal sales and other	371	1,532	430	361	378	363

Total revenues	4,106	16,614	4,246	4,155	4,130	4,083
Operating expenses	(2,351)	(9,613)	(2,515)	(2,338)	(2,370)	(2,390)

EBITDA	1,755	7,001	1,731	1,817	1,760	1,693

EBITDA margin (%)	42.7%	42.1%	40.8%	43.7%	42.6%	41.5%

Amortization expense	(732)	(2,970)	(742)	(758)	(747)	(723)
Net benefit plans cost	(60)	(181)	(46)	(46)	(45)	(44)
Restructuring and other charges	(3)	(14)	(13)	(1)	-	-

Operating income	960	3,836	930	1,012	968	926

Other information

Cash flow information
Free Cash Flow (FCF)
Cash from operating activities	1,195	5,366	1,547	1,728	1,229	862
Capital expenditures	(590)	(2,892)	(991)	(708)	(659)	(534)
Dividends and distributions	(503)	(2,081)	(523)	(465)	(704)	(389)
Interest on equity-settled notes	-	(47)	-	-	(24)	(23)
Other investing items	(7)	47	3	52	(5)	(3)

Total	95	393	36	607	(163)	(87)

Capital expenditures as a percentage of revenues (%)	14.4%	17.4%	23.3%	17.0%	16.0%	13.1%

BCE Inc. Supplementary Financial Information - First Quarter 2004    Page 11

Bell Canada Consolidated
Statistical Data

	Q1 2003	Q1 2004	% change

Wireline
Local
Network access services (k)
Residential	8,476	8,566	(1.1%)
Business	4,541	4,577	(0.8%)

Total	13,017	13,143	(1.0%)

Long Distance (LD)
Conversation minutes (M)	4,578	4,872	(6.0%)
Average revenue per minute ($)	0.120	0.124	(3.2%)

Data
Equivalent access lines (8) (k) - Ontario and Quebec
Digital equivalent access lines	3,983	3,704	7.5%
Broadband equivalent access lines	16,465	13,808	19.2%

Internet subscribers (9) (k)
DSL High Speed Internet net activations (k)	115	96	19.8%
DSL High Speed Internet subscribers (k)	1,597	1,206	32.4%
Dial-up Internet subscribers (k)	836	940	(11.1%)

	2,433	2,146	13.4%

Wireless
Cellular & PCS Net activations (k)
Pre-paid	23	18	27.8%
Post-paid	69	52	32.7%

	92	70	31.4%

Cellular & PCS subscribers (k)
Pre-paid	1,082	976	10.9%
Post-paid	3,422	2,992	14.4%

	4,504	3,968	13.5%

Average revenue per unit ($/month)	47	45	4.4%
Pre-paid	11	11	0.0%
Post-paid	59	56	5.4%

Churn (%) (average per month)	1.3%	1.4%	0.1 pts
Pre-paid	1.7%	1.9%	0.2 pts
Post-paid	1.1%	1.3%	0.2 pts

Usage per subscriber (min/month)	223	203	9.9%
Cost of acquisition (10) ($/sub)	455	387	(17.6%)
Wireless EBITDA	262	219	19.6%
Wireless EBITDA margin (11)	39.6%	38.4%	1.2 pts
Wireless capital expenditures	65	70	(7.1%)

Paging subscribers (k)	493	606	(18.6%)
Paging average revenue per unit ($/month)	10	10	0.0%

Video (DTH and VDSL)
Total subscribers (k)	1,403	1,317	6.5%
Net subscriber activations (k)	16	13	23.1%
Average revenue per subscriber ($/month)	48	44	9.1%
Cost of acquisition ($/sub)	661	493	(34.1%)
Video EBITDA	1	(6)	n.m.
Churn (%) (average per month)	0.9%	1.0%	0.1 pts

BCE Inc. Supplementary Financial Information - First Quarter 2004    Page 12

Bell Canada Consolidated
Statistical Data - Historical Trend

	Q1 04	Total 2003	Q4 03	Q3 03	Q2 03	Q1 03

Wireline
Local
Network access services (k)
Residential	8,476		8,511	8,539	8,504	8,566
Business	4,541		4,540	4,549	4,564	4,577

Total	13,017		13,051	13,088	13,068	13,143

Long Distance (LD)
Conversation minutes (M)	4,578	19,132	4,685	4,664	4,911	4,872
Average revenue per minute ($)	0.120	0.124	0.122	0.128	0.120	0.124

Data
Equivalent access lines (8) (k) - Ontario and Quebec
Digital equivalent access lines	3,983		3,867	3,771	3,708	3,704
Broadband equivalent access lines	16,465		16,651	15,393	14,658	13,808

Internet subscribers (9) (k)
DSL High Speed Internet net activations (k)	115	372	91	104	81	96
DSL High Speed Internet subscribers (k)	1,597		1,482	1,391	1,287	1,206
Dial-up Internet subscribers (k)	836		869	892	911	940

	2,433		2,351	2,283	2,198	2,146

Wireless
Cellular & PCS Net activations (k)
Pre-paid	23	101	33	23	27	18
Post-paid	69	413	156	101	104	52

	92	514	189	124	131	70

Cellular & PCS subscribers (k)
Pre-paid	1,082		1,059	1,026	1,003	976
Post-paid	3,422		3,353	3,197	3,096	2,992

	4,504		4,412	4,223	4,099	3,968

Average revenue per unit ($/month)	47	48	50	50	48	45
Pre-paid	11	12	12	13	12	11
Post-paid	59	60	62	62	60	56

Churn (%) (average per month)	1.3%	1.4%	1.4%	1.4%	1.4%	1.4%
Pre-paid	1.7%	1.9%	1.8%	1.8%	1.9%	1.9%
Post-paid	1.1%	1.3%	1.2%	1.3%	1.3%	1.3%

Usage per subscriber (min/month)	223	228	240	231	237	203
Cost of acquisition (10) ($/sub)	455	426	445	425	435	387
Wireless EBITDA	262	918	229	251	219	219
Wireless EBITDA margin (11)	39.6%	36.3%	34.0%	38.0%	35.3%	38.4%
Wireless capital expenditures	65	408	169	88	81	70

Paging subscribers (k)	493		524	549	581	606
Paging average revenue per unit ($/month)	10	10	10	10	10	10

Video (DTH and VDSL)
Total subscribers (k)	1,403		1,387	1,352	1,335	1,317
Net subscriber activations (k)	16	83	35	17	18	13
Average revenue per subscriber ($/month)	48	46	48	47	47	44
Cost of acquisition ($/sub)	661	532	581	507	533	493
Video EBITDA	1	(45)	(21)	(9)	(9)	(6)
Churn (%) (average per month)	0.9%	1.1%	1.0%	1.4%	1.1%	1.0%

BCE Inc. Supplementary Financial Information - First Quarter 2004    Page 13

Accompanying Notes

(1)	We have reclassified some of the figures for the comparative period to make them consistent with the current period's presentation.

(2)	Non-GAAP Financial Measures

EBITDA

The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.

We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other charges.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other charges. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income.

FREE CASH FLOW

The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flow is presented on a consistent basis from period to period.

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.

The most comparable Canadian GAAP financial measure is cash from operating activities.

(3)	Total Wireless capital expenditures are included in the Consumer segment.

(4)	Cash flow per share is calculated as follows:

Cash flow from operations less capital expenditures
Average number of common shares outstanding during the period

(5)	Annualized cash flow yield is calculated as follows:

Free cash flow before common dividends
Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Inc.     Supplementary Financial Information - First Quarter 2004     Page 14

Accompanying Notes (continued)

(6)	Reflects an increase in the total Bell Canada debt as a result of the completion of the purchase price allocation (PPA) relating to the repurchase of SBC’s 20% interest in Bell Canada, which resulted in an increase in long-term debt of $165 million. This increase in long-term debt will be applied against interest expense ($9 million in Q1 2004) over the remaining terms of the related long-term debt.

(7)	At the BCE Consolidated level, 3rd Party Preferred Shares reflected in the financial statements of subsidiaries are included in non-controlling interest on the balance sheet.

(8)	Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

Conversion factors
DS-0	1
Basic ISDN	2
Primary ISDN	23
DS-1, DEA	24
DS-3	672
OC-3	2,016
OC-12	8,064
OC-48	32,256
OC-192	129,024
10 Base T	155
100 Base T	1,554
Gigabit E	15,554

(9)	DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.

(10)	Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber is reflected on a consolidated basis.

(11)	Wireless EBITDA margins are calculated based on total Wireless operating revenues (i.e. external revenues as shown on pages 10 and 11 plus inter-company revenues).

BCE Inc.     Supplementary Financial Information - First Quarter 2004     Page 15

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

We have prepared the interim consolidated financial statements according to Canadian GAAP. The tables that follow are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

STATEMENTS OF OPERATIONS

For the three months ended March 31 ($ million, except share amounts) (unaudited)	2004	2003

Canadian GAAP - Earnings from continuing operations	479	464
Adjustments
Deferred costs (a)	4	4
Employee future benefits (b)	(20)	(32)
Derivative instruments (j)	—	(15)
Other	1	2

United States GAAP — Earnings from continuing operations	464	423
Discontinued operations — United States GAAP	9	9

United States GAAP — Net earnings	473	432
Dividends on preferred shares (j)	(24)	(15)
Premium on redemption of preferred shares	—	(7)

United States GAAP- Net earnings applicable to common shares	449	410

Other comprehensive earnings items
Change in currency translation adjustment	15	(28)
Change in unrealized gain on investments (h)	18	3

Comprehensive earnings	482	385

Net earnings per common share — basic
Continuing operations	0.48	0.44
Discontinued operations and change in accounting policy	0.01	0.01
Net earnings	0.49	0.45
Net earnings per common share — diluted
Continuing operations	0.47	0.44
Discontinued operations and change in accounting policy	0.01	0.01
Net earnings	0.48	0.45
Dividends per common share	0.30	0.30
Average number of common shares
outstanding (millions)	924.1	917.1

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

($ millions) (unaudited)	March 31 2004	December 31 2003

Currency translation adjustment	(31)	(46)
Unrealized gain on investments (h)	34	16
Additional minimum pension liability (b)	(121)	(121)
Accumulated Other Comprehensive loss	(118)	(151)

RECONCILIATION OF TOTAL SHAREHOLDERS’ EQUITY

($ millions) (unaudited)	March 31 2004	December 31 2003

Canadian GAAP	13,792	13,573
Adjustments
Deferred costs (a)	(71)	(77)
Employee future benefits (b)	(296)	(260)
Gain on disposal of investments and on reduction of ownership in subsidiary companies (c)	163	163
Other	13	17
Tax effect of the above adjustments (f)	19	8
Non-controlling interest effect of the above adjustments (g)	90	88
Unrealized gain on investments (h)	34	16

United States GAAP	13,744	13,528

(a) Deferred costs
Under Canadian GAAP, certain expenses can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.

(b) Future benefits for employees
The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.

Canadian GAAP requires companies to recognize a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. The United States regulators have recently interpreted this to be a difference between Canadian and United States GAAP.

The table below shows the components of the net benefit plans cost before taxes and non-controlling interest under United States GAAP:

For the three months ended March 31	Pension benefits		Other benefits

	2004	2003	2004	2003

Current service cost	60	56	8	8
Interest cost on accrued benefit obligation	201	188	26	26
Expected return on plan assets	(228)	(219)	(2)	(2)
Amortization of past service costs	2	2	—	—
Amortization of net actuarial losses	37	43	—	—
Amortization of transitional (asset) obligation	(11)	(11)	7	7

Net benefit plans cost	61	59	39	39

2

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

Under United States GAAP, an additional minimum liability is recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefits liability. An offsetting intangible asset equal to the unrecognized prior service costs is recorded. Any difference is recorded as a reduction in accumulated other comprehensive income.

(c) Gains or losses on investments
Under Canadian GAAP and United States GAAP, gains or losses on investments are calculated in a similar manner. Differences in Canadian GAAP and United States GAAP, however, will cause the underlying carrying value of the investment to be different. This will cause the resulting gain or loss to be different.

(d) Equity income
Under Canadian GAAP, we account for our joint venture investment in CGI using the proportionate consolidation method. Effective July 2003, as a result of the new agreement with CGI, we present CGI as an equity investment under United States GAAP. Our proportionate share of CGI’s operating results for the three months ended March 31, 2004 were:

•	operating revenues of $220 million, of which $36 million was with subsidiaries of BCE Inc.
•	operating expenses of $189 million, of which $6 million was to subsidiaries of BCE Inc.
•	amortization expense of $10 million
•	interest expense of $1 million
•	other income of $1 million
•	income tax expense of $8 million.

(e) Interest expense
Under Canadian GAAP, convertible debentures are separated into a debt component and an equity component. Over time, the debt component is increased to reach its original face value at maturity by recognizing an accretion expense as part of interest expense. Under United States GAAP, convertible debentures that do not have certain characteristics are recorded as long-term debt and no accretion expense is recognized.

(f) Income taxes
The income tax adjustment reflects the impact on income taxes of all of the United States GAAP adjustments that we describe above. The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:

•	income tax rates of enacted or substantively enacted tax law are used to calculate future income tax assets and liabilities under Canadian GAAP
•	only income tax rates of enacted tax law can be used under United States GAAP

(g) Non-controlling interest
The non-controlling interest adjustment represents the impact of all of the United States GAAP adjustments on non-controlling interest.

(h) Change in unrealized gain on investments
Our portfolio investments are recorded at cost under Canadian GAAP. They would be classified as “available-for-sale” under United States GAAP and would be carried at fair value with any unrealized gains or losses included in other comprehensive loss, net of tax.

3

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

(i) Accounting for stock-based compensation
In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. It applies to fiscal years ending after December 15, 2002. It amends the transitional provisions of SFAS No. 123 for companies that choose to recognize stock-based compensation under the fair value-based method of SFAS No. 123, instead of choosing to continue following the intrinsic value method of Accounting Principles Board Opinion (APB) No. 25.

We adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002.

Under SFAS No. 123, however, we are required to make pro forma disclosures of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted.

The table below shows the estimated fair value of each option grant on the date of the grant using the Black- Scholes pricing model.

For the three months ended March 31 (unaudited)	2004	2003

Net earnings, as reported	473	432
Compensation cost included in net earnings	10	8
Total compensation cost	(12)	(14)

Pro forma net earnings	471	426

Pro forma net earnings per common share — basic	0.48	0.44
Pro forma net earnings per common share — diluted	0.48	0.44

Assumptions used in Black-Scholes
option pricing model for BCE options granted:
Dividend yield	4.0%	3.6%
Expected volatility	27%	30%
Risk-free interest rate	3.1%	4.1%
Expected life (years)	3.5	4.5
Weighted average fair value of options granted ($)	3	6

4

Appendix A – Reconciliation of Canadian Generally Accepted Accounting Principles
(GAAP) to United States GAAP

(j) Accounting for derivative instruments and hedging activities (SFAS 133)
On January 1, 2001, we adopted SFAS 133, Accounting for Derivatives Instruments and Hedging Activities, as amended by SFAS 138. Under this standard, all derivatives must be recorded on the balance sheet at fair value under United States GAAP. In addition, certain economic hedging strategies, such as using dividend rate swaps to hedge preferred share dividends and hedging SCPs, no longer qualify for hedge accounting under United States GAAP.

The change in the fair value of derivative contracts that no longer qualify for hedge accounting under United States GAAP is reported in net earnings.

We elected to settle the dividend rate swaps used to hedge $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares in the third quarter of 2003. These dividend rate swaps, in effect, converted the fixed-rate dividends on these preferred shares to floating-rate dividends. They were to mature in 2007. As a result of the early settlement, we received total proceeds of $83 million in cash. After the settlement, all of our derivative contracts qualify for hedge accounting.

Under Canadian GAAP, the proceeds are being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps. Under United States GAAP, these dividend rate swaps did not qualify for hedge accounting and were recorded on the balance sheet at fair value. As a result, the amortization of the deferred gain under Canadian GAAP is reversed for United States GAAP purposes.

5

Certification of Interim Filings
during Transition Period

          I, Michael J. Sabia, President and Chief Executive Officer of BCE Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BCE Inc. (the issuer) for the interim period ending March 31, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 4, 2004	By:	(signed) Michael J. Sabia

Michael J. Sabia President and Chief Executive Officer BCE Inc.

Certification of Interim Filings
during Transition Period

          I, Siim A. Vanaselja, Chief Financial Officer of BCE Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BCE Inc. (the issuer) for the interim period ending March 31, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 4, 2004	By:	(signed) Siim A. Vanaselja

Siim A. Vanaselja Chief Financial Officer BCE Inc.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Michael T. Boychuk

Michael T. Boychuk
Senior Vice-President and Treasurer

Date: May 5, 2004